Novartis Third Quarter and Nine Months 2024

Condensed Interim Financial Report – Supplementary Data

NOVARTIS | Reimagining Medicine

Novartis Third Quarter and Nine Months 2024 Condensed Interim Financial Report – Supplementary Data

INDEX
Page
COMPANY OPERATING PERFORMANCE REVIEW
Continuing operations
4
Discontinued operations
10
Total Company
10
COMPANY CASH FLOW AND BALANCE SHEET
11
INNOVATION REVIEW
15
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated income statements
17
Consolidated statements of comprehensive income
19
Consolidated balance sheets
20
Consolidated statements of changes in equity
21
Consolidated statements of cash flows
23
Notes to condensed interim consolidated financial statements
25
SUPPLEMENTARY INFORMATION
46
CORE RESULTS - Reconciliation from IFRS® Accounting Standards results to non-IFRS measure core results
48
Total Company
49
Discontinued operations
51
FREE CASH FLOW
52
ADDITIONAL INFORMATION
Net debt
55
Share information
55
Effects of currency fluctuations
56
DISCLAIMER
57

Company
Key figures
Third quarter and nine months
(USD millions unless indicated otherwise)	Q3 2024 USD m	Q3 2023 USD m	% change USD	% change cc 1	9M 2024 USD m	9M 2023 USD m	% change USD	% change cc 1

Net sales from continuing operations	12 823	11 782	9	10	37 164	34 017	9	11

Other revenues	349	310	13	13	1 000	867	15	15

Cost of goods sold	-3 234	-3 117	-4	-3	-9 503	-9 450	-1	0

Gross profit from continuing operations	9 938	8 975	11	12	28 661	25 434	13	15

Selling, general and administration	-3 134	-3 091	-1	-2	-9 065	-9 073	0	-1

Research and development	-2 392	-3 925	39	40	-7 180	-8 804	18	19

Other income	355	224	58	57	877	1 322	-34	-35

Other expense	-1 140	-421	-171	-167	-2 279	-1 692	-35	-33

Operating income from continuing operations	3 627	1 762	106	123	11 014	7 187	53	61

% of net sales	28.3	15.0			29.6	21.1

Loss from associated companies	-4	-3	-33	-14	-35	-7	nm	nm

Interest expense	-264	-222	-19	-25	-731	-638	-15	-18

Other financial income and expense	26	15	73	-34	107	204	-48	-8

Income before taxes from continuing operations	3 385	1 552	118	129	10 355	6 746	53	62

Income taxes	-200	-39	nm	nm	-1 236	-812	-52	-60

Net income from continuing operations	3 185	1 513	111	121	9 119	5 934	54	62

Net income from discontinued operations		250	nm	nm		440	nm	nm

Net income	3 185	1 763	nm	nm	9 119	6 374	nm	nm

Basic earnings per share from continuing operations (USD)	1.58	0.73	116	127	4.50	2.84	58	67

Basic earnings per share from discontinued operations (USD)		0.12	nm	nm		0.21	nm	nm

Total basic earnings per share (USD)	1.58	0.85	nm	nm	4.50	3.05	nm	nm

Net cash flows from operating activities from continuing operations	6 286	5 304	19		13 426	11 673	15

Non-IFRS measures [1]

Free cash flow from continuing operations	5 965	5 043	18		12 618	11 019	15

Core operating income from continuing operations	5 145	4 405	17	20	14 635	12 551	17	20

% of net sales	40.1	37.4			39.4	36.9

Core net income from continuing operations	4 133	3 585	15	17	11 822	10 320	15	18

Core basic earnings per share from continuing operations (USD)	2.06	1.74	18	20	5.83	4.95	18	21

[1] Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 46. Unless otherwise noted, all growth rates in this release refer to same period in prior-year.

nm = not meaningful

Strategy
Our focus
In 2023, Novartis completed its transformation into a “pure-play” innovative medicines business. We have a clear focus on four core therapeutic areas (cardiovascular-renal-metabolic, immunology, neuroscience and oncology), with multiple significant in-market and pipeline assets in each of these areas, that address high disease burden and have substantial growth potential. In addition to two established technology platforms (chemistry and biotherapeutics), three emerging platforms (gene & cell therapy, radioligand therapy and xRNA) are being prioritized for continued investment into new R&D capabilities and manufacturing scale. Geographically, we are focused on growing in our priority geographies – the US, China, Germany and Japan.
Our priorities
1. Accelerate growth: Renewed attention to deliver high-value medicines (NMEs) and focus on launch excellence, with a rich pipeline across our core therapeutic areas.
2. Deliver returns: Continuing to embed operational excellence and deliver improved financials. Novartis remains disciplined and shareholder-focused in our approach to capital allocation, with substantial cash generation and a strong capital structure supporting continued flexibility.
3. Strengthening foundations: Unleashing the power of our people, scaling data science and technology and continuing to build trust with society.
Financials
Following the September 15, 2023, shareholder approval of the spin-off of Sandoz, Novartis reported its consolidated financial statements as “continuing operations” and “discontinued operations.”
Continuing operations include the retained business activities of Novartis, comprising the innovative medicines business and the continuing corporate activities. Discontinued operations include the Sandoz Division and selected portions of corporate activities attributable to Sandoz’s business, as well as certain expenses related to the spin-off.
While the commentary below focuses on continuing operations, we also provide information on discontinued operations.
Continuing operations
Third quarter
Net sales
Net sales were USD 12.8 billion (+9%, +10% cc), with volume contributing 12 percentage points to growth. Generic competition had a negative impact of 2 percentage points and pricing was flat. Sales in the US were USD 5.4 billion (+16%) and in the rest of the world USD 7.4 billion (+4%, +6% cc).
Sales growth was mainly driven by continued strong performance from Entresto (USD 1.9 billion, +26%, +26% cc), Cosentyx (USD 1.7 billion, +27%, +28% cc), Kisqali (USD 787 million, +40%, +43% cc), Kesimpta (USD 838 million, +28%, +28% cc), Pluvicto (USD 386 million, +51%, +50% cc) and Leqvio (USD 198 million, +120%, +119% cc), partly offset by erosion due to generic competition, mainly for Gilenya and Lucentis.
In the US (USD 5.4 billion, +16%), sales growth was mainly driven by Cosentyx, Entresto, Kesimpta and Kisqali, partly offset by the impact of generic competition on Gilenya, and the Xiidra divestment. In Europe (USD 4.0 billion, +1%, +1% cc), sales growth was mainly driven by Entresto, Pluvicto, Cosentyx, Jakavi and Kisqali, partly offset by increased generic competition for Lucentis and Gilenya. Sales in emerging growth markets were USD 3.3 billion (+8%, +12% cc), including USD 1.0 billion sales from China (+19%, +18% cc).
Operating income
Operating income was USD 3.6 billion (+106%, +123% cc), mainly driven by higher net sales and lower impairments, partly offset by higher R&D investments. Operating income margin was 28.3% of net sales,

increasing 13.3 percentage points (+14.6 percentage points cc). Other revenue as a percentage of sales was in-line with the prior year. Cost of goods sold as a percentage of sales decreased by 1.5 percentage points (cc). R&D expenses as a percentage of net sales decreased by 15.3 percentage points (cc). SG&A expenses as a percentage of net sales decreased by 2.1 percentage points (cc). Other income and expense as a percentage of net sales decreased the margin by 4.3 percentage points (cc).
Core adjustments were USD 1.5 billion, mainly due to amortization and impairments, compared to USD 2.6 billion in the prior year. Core adjustments decreased compared to the prior year, mainly due to lower impairments.
Core operating income was USD 5.1 billion (+17%, +20% cc), mainly driven by higher net sales, partly offset by higher R&D investments. Core operating income margin was 40.1% of net sales, increasing 2.7 percentage points (+3.4 percentage points cc). Other revenue as a percentage of sales was in-line with the prior year. Core cost of goods sold as a percentage of sales decreased by 0.3 percentage points (cc). Core R&D expenses as a percentage of net sales decreased by 0.7 percentage points (cc). Core SG&A expenses as a percentage of net sales decreased by 2.1 percentage points (cc). Core other income and expense as a percentage of net sales increased the margin by 0.3 percentage points (cc).
Interest expense and other financial income/expense
Interest expense amounted to USD 264 million and other ﬁnancial income and expense amounted to an income of USD 26 million, both broadly in line with prior-year quarter.
Core other ﬁnancial income and expense amounted to an income of USD 56 million, broadly in line with prior-year quarter.
Income taxes
The tax rate in the third quarter was 5.9% compared to 2.5% in the prior year. The current year tax rate was favorably impacted by the effect of changes in uncertain tax positions, the recognition of deferred tax assets on prior years' tax credit carryforwards and the effect of adjusting the current year tax rate to the estimated full year tax rate, which was lower than previously estimated, partially offset by a non-deductible impairment of goodwill. The prior year third quarter tax rate was impacted by tax benefits from the write-down of investments in subsidiaries, net decreases in uncertain tax positions and the effect of adjusting to the estimated full year tax rate, which was lower than previously estimated. Excluding these impacts, the tax rate in the third quarter would have been 15.1% compared to 14.9% in the prior year. The increase from the prior year was mainly the result of the impact of the enactment of Pillar Two tax legislation in Switzerland, which became effective on January 1, 2024, partially offset by of a change in profit mix.
The core tax rate (core taxes as a percentage of core income before tax) was 16.2% compared to 15.2% in the prior year. The prior year third quarter core tax rate was impacted by the effect of adjusting to the estimated full year core tax rate, which was lower than previously estimated. Excluding this impact the prior year quarter core tax rate would have been 15.4%. The increase from the prior year was mainly the result of the impact of the enactment of Pillar Two tax legislation in Switzerland, which became effective on January 1, 2024, partially offset by a change in profit mix.
Net income, EPS and free cash flow
Net income was USD 3.2 billion (+111%, +121% cc), mainly driven by higher operating income. EPS was USD 1.58 (+116%, +127% cc), benefiting from the lower weighted average number of shares outstanding.
Core net income was USD 4.1 billion (+15%, +17% cc), mainly due to higher core operating income. Core EPS was USD 2.06 (+18%, +20% cc), benefiting from the lower weighted average number of shares outstanding.
Free cash flow from continuing operations amounted to USD 6.0 billion (+18% USD), compared with USD 5.0 billion in the prior-year quarter, driven by higher net cash flows from operating activities from continuing operations.
Nine months
Net sales
Net sales were USD 37.2 billion (+9%, +11% cc) with volume contributing 14 percentage points to growth. Generic competition had a negative impact of 2 percentage points and pricing had a negative impact of 1 percentage point. Sales in the US were USD 15.1 billion (+15%) and in the rest of the world USD 22.0 billion (+6%, +8% cc).

Sales growth was mainly driven by continued strong performance from Entresto (USD 5.6 billion, +28%, +30% cc), Cosentyx (USD 4.5 billion, +24%, +25% cc), Kesimpta (USD 2.3 billion, +49%, +49% cc), Kisqali (USD 2.1 billion, +45%, +48% cc), Pluvicto (USD 1.0 billion, +47%, +47% cc) and Leqvio (USD 531 million, +129%, +130% cc), partly offset by erosion due to generic competition, mainly for Lucentis and Gilenya, and the Xiidra divestment.
In the US (USD 15.1 billion, +15%), sales growth was mainly driven by Cosentyx, Entresto, Kesimpta, Kisqali, Pluvicto and Leqvio, partly offset by the Xiidra divestment and the impact of generic competition on Gilenya. In Europe (USD 11.6 billion, +3%, +4% cc), sales growth was mainly driven by Entresto, Kesimpta, Pluvicto, Cosentyx and Kisqali, partly offset by erosion due to generic competition, mainly for Lucentis and Gilenya. Sales in emerging growth markets were USD 10.0 billion (+12%, +16% cc), including USD 3.1 billion sales from China (+22%, +25% cc).
Operating income
Operating income was USD 11.0 billion (+53%, +61% cc), mainly driven by higher net sales, lower impairments and restructuring charges, partly offset by prior-year one-time income from legal matters and higher R&D investments. Operating income margin was 29.6% of net sales, increasing 8.5 percentage points (+9.5 percentage points cc). Other revenue as a percentage of sales increased by 0.1 percentage points (cc). Cost of goods sold as a percentage of sales decreased by 2.6 percentage points (cc). R&D expenses as a percentage of net sales decreased by 6.9 percentage points (cc). SG&A expenses as a percentage of net sales decreased by 2.4 percentage points (cc). Other income and expense as a percentage of net sales decreased the margin by 2.5 percentage points (cc).
Core adjustments were USD 3.6 billion, mainly due to amortization, compared to USD 5.4 billion in the prior year. Core adjustments decreased compared to the prior year, mainly due to lower impairments and restructuring charges, partly offset by prior-year one-time income from legal matters.
Core operating income was USD 14.6 billion (+17%, +20% cc), mainly driven by higher net sales, partly offset by higher R&D investments. Core operating income margin was 39.4% of net sales, increasing 2.5 percentage points (+3.2 percentage points cc). Other revenue as a percentage of sales increased by 0.1 percentage points (cc). Core cost of goods sold as a percentage of sales increased by 0.2 percentage points (cc). Core R&D expenses as a percentage of net sales decreased by 0.7 percentage points (cc). Core SG&A expenses as a percentage of net sales decreased by 2.4 percentage points (cc). Core other income and expense as a percentage of net sales increased the margin by 0.2 percentage points (cc).
Interest expense and other financial income/expense
Interest expense amounted to USD 731 million compared to USD 638 million in the prior year mainly due to an increase in financial debts. Other financial income and expense amounted to an income of USD 107 million compared with an income of USD 204 million in the prior year, mainly due to higher net losses from the impact of IAS Standards 29 “Financial Reporting in Hyperinﬂationary Economies” and lower interest income, partly offset by realized gains on sale of financial assets.
Core other ﬁnancial income and expense amounted to an income of USD 212 million compared to an income of USD 293 million in the prior year, mainly due to lower interest income.
Income taxes
The tax rate in the first nine months was 11.9% compared to 12.0% in the prior year period. The current year tax rate was favorably impacted by the effect of changes in uncertain tax positions and the recognition of deferred tax assets on prior years' tax credit carryforwards, partially offset by the effect of a non-deductible impairment of goodwill. The prior year tax rate was favorably impacted by the effect of non-taxable income recognized related to a legal matter, tax benefits from the write-down of investments in subsidiaries and net decreases in uncertain tax positions. Excluding these impacts, the tax rate in the first nine months would have been 15.1% compared to 15.3% in the prior year period. The decrease from the prior year was mainly the result of a change in profit mix, partially offset by the impact of the enactment of Pillar Two tax legislation in Switzerland, which became effective on January 1, 2024.
The core tax rate (core taxes as a percentage of core income before tax) was 16.2% in the first nine months and 15.4% in the prior year period. The increase from the prior year was mainly the result of a change in profit mix and the impact of the enactment of Pillar Two tax legislation in Switzerland, which became effective on January 1, 2024.

Net income, EPS and free cash flow
Net income was USD 9.1 billion (+54%, +62% cc), mainly driven by higher operating income. EPS was USD 4.50 (+58%, +67% cc), benefiting from the lower weighted average number of shares outstanding.
Core net income was USD 11.8 billion (+15%, +18% cc), mainly due to higher core operating income. Core EPS was USD 5.83 (+18%, +21% cc), benefiting from the lower weighted average number of shares outstanding.
Free cash flow from continuing operations amounted to USD 12.6 billion (+15% USD), compared with USD 11.0 billion in the prior-year period, driven by higher net cash flows from operating activities from continuing operations.
Product commentary (relating to Q3 performance)
Cardiovascular, RENAL and METABOLIC
	Q3 2024	Q3 2023	% change	% change	9M 2024	9M 2023	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Cardiovascular, renal and metabolic
Entresto	1 865	1 485	26	26	5 642	4 400	28	30

Leqvio	198	90	120	119	531	232	129	130

Total cardiovascular, renal and metabolic	2 063	1 575	31	31	6 173	4 632	33	35

Entresto (USD 1 865 million, +26%, +26% cc) sustained robust, demand-led growth. In the US and Europe, Entresto penetration grew through the continued adoption of guideline-directed medical therapy in heart failure. In China and Japan, Entresto volume growth was fueled by heart failure as well as hypertension. In the US, Novartis is in ANDA litigation with generic manufacturers. Novartis has appealed to reverse the negative US district court decision to uphold the validity of its combination patent covering Entresto and combinations of sacubitril and valsartan, which expires in 2025 (with pediatric exclusivity). Several generics have received final approval in the US. Novartis filed a lawsuit against FDA challenging the approval of one generic ANDA, which is now on appeal. Any US commercial launch of a generic Entresto product prior to the final outcome of the combination patent appeal, or ongoing litigations involving other patents or the FDA, may be at risk of later litigation developments.
Leqvio (USD 198 million, +120%, +119% cc) launch in the US and other markets is ongoing, delivering a medicine with effective and consistent LDL-C reduction in two maintenance doses per year. Focus remains on increased account and patient adoption and continuing medical education. Leqvio is registered in more than 100 countries and commercially available in 78. Novartis obtained global rights to develop, manufacture and commercialize Leqvio under a license and collaboration agreement with Alnylam Pharmaceuticals.
Immunology
	Q3 2024	Q3 2023	% change	% change	9M 2024	9M 2023	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Immunology
Cosentyx	1 693	1 329	27	28	4 545	3 677	24	25

Xolair [1]	418	369	13	15	1 244	1 085	15	17

Ilaris	372	335	11	12	1 096	979	12	16

Other					1		nm	nm

Total immunology	2 483	2 033	22	23	6 886	5 741	20	22

[1] Net sales reflect Xolair sales for all indications.
nm = not meaningful
Cosentyx (USD 1 693 million, +27%, +28% cc) sales grew mainly in the US, Europe and emerging growth markets, driven by strong demand from recent launches (including the HS indication and the IV formulation in the US) and volume growth in core indications (PsO, PsA, AS and nr-axSpA). Since initial approval in 2015, Cosentyx has shown sustained efficacy and a robust safety profile, treating more than 1.6 million patients across 8 indications.

Xolair (USD 418 million, ex-US +13%, +15% cc) growth was driven mainly by emerging growth markets and Europe. Novartis co-promotes Xolair with Genentech in the US and shares a portion of revenue as operating income but does not record any US sales.
Ilaris (USD 372 million, +11%, +12% cc) sales grew across all regions, led by the US and Europe. Contributors to growth include strong performance in the Periodic Fever Syndromes and Still’s disease indications.
Neuroscience
	Q3 2024	Q3 2023	% change	% change	9M 2024	9M 2023	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Neuroscience
Kesimpta	838	657	28	28	2 274	1 530	49	49
excl. PY revenue deduction adjust. [1]			55	56			61	62

Zolgensma	308	308	0	1	952	928	3	4

Aimovig	79	69	14	16	232	197	18	18

Other					1		nm	nm

Total neuroscience	1 225	1 034	18	19	3 459	2 655	30	31

[1] Sales growth benefiting from a one-time revenue deduction adjustment in Europe in the prior period nm = not meaningful
Kesimpta (USD 838 million, +28%, +28% cc) sales grew reflecting increased demand and strong access. The prior period benefitted from a one-time revenue deduction adjustment (USD 118 million) in Europe. Kesimpta is a high efficacy B-cell therapy, with a favorable safety and tolerability profile and an at-home self-administration for a broad population of RMS patients. Kesimpta is now approved in 90 countries with more than 100,000 patients treated.
Zolgensma (USD 308 million, 0%, +1% cc) continues to treat mainly incident patients in established markets, translating into stable sales this quarter. Zolgensma is now approved in 55 countries with more than 4,000 patients treated globally through clinical trials, early access programs and in the commercial setting.
Aimovig (USD 79 million, ex-US, ex-Japan +14%, +16% cc) sales grew mainly in Europe driven by increased demand for migraine prevention. Novartis commercializes Aimovig ex-US and ex-Japan, while Amgen retains all rights in the US and in Japan.
ONCOLOGY
	Q3 2024	Q3 2023	% change	% change	9M 2024	9M 2023	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Oncology
Kisqali	787	562	40	43	2 131	1 470	45	48

Promacta/Revolade	569	576	-1	0	1 633	1 706	-4	-3

Tafinlar + Mekinist [1]	534	482	11	12	1 531	1 436	7	9

Jakavi	500	427	17	18	1 449	1 276	14	16

Tasigna	419	464	-10	-9	1 260	1 402	-10	-9

Pluvicto	386	256	51	50	1 041	707	47	47
excl. revenue deduction adjust. [2]			37	36			42	42

Lutathera	190	159	19	19	534	458	17	17

Scemblix	182	106	72	72	482	288	67	69

Piqray/Vijoice	111	128	-13	-13	340	374	-9	-9

Kymriah	102	124	-18	-17	335	388	-14	-12

Fabhalta	44		nm	nm	72		nm	nm

Other						1	nm	nm

Total oncology	3 824	3 284	16	18	10 808	9 506	14	15

[1] Majority of sales for Mekinist and Tafinlar are combination, but both can be used as monotherapy.
[2] Sales growth benefiting from a one-time revenue deduction adjustment in Europe nm = not meaningful
Kisqali (USD 787 million, +40%, +43% cc) sales grew strongly across all regions, based on increasing recognition of its consistently reported overall survival in HR+/HER2- advanced breast cancer, Category 1 NCCN guidelines recommendation, and highest ESMO-Magnitude of Clinical Benefit Scale scores in the CDK4/6 inhibitor class. Novartis is in US ANDA litigation with a generic manufacturer.
Promacta/Revolade (USD 569 million, -1%, 0% cc) sales were broadly in line following discontinued proactive promotion in most markets.
Tafinlar + Mekinist (USD 534 million, +11%, +12% cc) sales grew mainly in the US and emerging growth markets, driven by demand in BRAF+ adjuvant melanoma, NSCLC, pediatric low-grade glioma, and tumor agnostic indications, while maintaining demand in the highly competitive BRAF+ metastatic melanoma market.
Jakavi (USD 500 million, +17% USD, +18% cc) sales grew across all regions driven by strong demand in all indications. Incyte retains all rights to ruxolitinib (Jakafi®) in the US.
Tasigna (USD 419 million, -10%, -9% cc) sales declined across most regions due to lower demand and increasing competition.
Pluvicto (USD 386 million, +51%, +50% cc) sales grew in the US and Europe. Pluvicto is the only radioligand therapy approved by the FDA for the treatment of adult patients with progressive, PSMA-positive metastatic castration-resistant prostate cancer, who have already been treated with other anti-cancer treatments (ARPI and taxane-based chemotherapy). Pluvicto is now on the market in several EU countries. Current period sales benefited from a one-time revenue deduction adjustment (USD 36 million) in Europe. Novartis is in litigation with a manufacturer developing a radiopharmaceutical to treat PSMA-positive prostate cancer.
Lutathera (USD 190 million, +19%, +19% cc) sales grew across all regions due to increased demand and earlier line adoption (within indication) in the US and Japan. Novartis is in ANDA litigation with a generic manufacturer.
Scemblix (USD 182 million, +72% USD, +72% cc) sales grew across all regions, demonstrating continued high unmet need for effective and tolerable treatment options for adult CML patients treated with two or more tyrosine kinase inhibitors.
Piqray/Vijoice (USD 111 million, -13%, -13% cc) sales declined in the US due to increased competition.
Kymriah (USD 102 million, -18% USD, -17% cc) declined both in the US and ex-US, partly offset by strong performance in pediatric and young adult patients up to 25 years of age with B-cell acute lymphoblastic leukemia (pALL) in the US, and follicular lymphoma indication uptake ex-US.
Fabhalta (USD 44 million, nm) launch continues in PNH with an approval in IgAN in August 2024.
Established BRANDS
	Q3 2024	Q3 2023	% change	% change	9M 2024	9M 2023	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Established brands
Sandostatin Group	305	338	-10	-8	973	998	-3	-1

Lucentis	245	363	-33	-32	834	1 174	-29	-28

Exforge Group	174	187	-7	-4	544	557	-2	1

Galvus Group	159	181	-12	-6	458	539	-15	-8

Diovan Group	150	153	-2	2	450	466	-3	1

Gilenya	130	270	-52	-51	443	771	-43	-41

Contract manufacturing	279	471	-41	-41	829	1 174	-29	-29

Other	1 786	1 893	-6	-5	5 307	5 804	-9	-8

Total established brands	3 228	3 856	-16	-15	9 838	11 483	-14	-13

Sandostatin Group (USD 305 million, -10%, -8% cc) sales declined mainly in the US ahead of the entry of the first generic product in the US in October 2024.
Lucentis (USD 245 million, ex-US -33%, -32% cc) sales declined in Europe, emerging growth markets, and Japan, mainly due to competition.
Exforge Group (USD 174 million, -7%, -4% cc) sales declined mainly in China.
Galvus Group (USD 159 million, -12%, -6% cc) sales declined mainly in Japan and Europe, primarily due to generic competition.
Diovan Group (USD 150 million, -2%, +2% cc) sales grew (cc) mainly in emerging growth markets and Europe, partly offset by a decline in the US.
Gilenya (USD 130 million, +52%, -51% cc) sales declined (cc) due to generic competition, mainly in the US and Europe.

Discontinued operations
Discontinued operations include the Sandoz generic pharmaceuticals and biosimilars division, certain corporate activities attributable to Sandoz and certain other expenses related to the spin-off of the Sandoz business.
Third quarter
As the Sandoz spin-off was completed on October 3, 2023, there were no operating results in the third quarter of 2024 related to discontinued operations. In the third quarter of 2023, discontinued operations net sales were USD 2.5 billion, operating loss amounted to USD 86 million and net income from discontinued operations was USD 250 million. For further details see Note 3 “Significant acquisition of businesses and spin-off of Sandoz business” and Note 11 “Discontinued operations” to the condensed interim consolidated financial statements.
Nine months
As the Sandoz spin-off was completed on October 3, 2023, there were no operating results in the first nine months of 2024 related to discontinued operations. In the first nine months of 2023, discontinued operations net sales were USD 7.4 billion, operating income amounted to USD 265 million and net income from discontinued operations was USD 440 million. For further details see Note 3 “Significant acquisition of businesses and spin-off of Sandoz business” and Note 11 “Discontinued operations” to the condensed interim consolidated financial statements.
Total Company
Third quarter
Total Company net income was USD 3.2 billion in 2024, compared to USD 1.8 billion in 2023 and basic EPS was USD 1.58 compared to USD 0.85 in prior year quarter. Net cash flows from operating activities for total Company amounted to USD 6.3 billion and free cash flow amounted to USD 6.0 billion.
Nine months
Total Company net income was USD 9.1 billion in 2024, compared to USD 6.4 billion in 2023 and basic EPS was USD 4.50 compared to USD 3.05 in prior year. Net cash flows from operating activities for total Company amounted to USD 13.4 billion and free cash flow amounted to USD 12.6 billion.

Company Cash Flow and Balance Sheet
Cash flow
Third quarter
Net cash flows from operating activities from continuing operations amounted to USD 6.3 billion, compared with USD 5.3 billion in the prior-year quarter. This increase was mainly driven by higher net income from continuing operations, adjusted for non-cash items and other adjustments, including divestment gains.
In the prior-year quarter, net cash flows from operating activities from discontinued operations amounted to USD 0.1 billion (Q3 2024: nil).
Net cash outflows used in investing activities from continuing operations amounted to USD 0.4 billion, compared with USD 2.0 billion in the prior-year quarter.
In the current-year quarter, net cash outflows used in investing activities from continuing operations were mainly driven by USD 0.5 billion for purchases of intangible assets and USD 0.3 billion for purchases of property, plant and equipment. These were partly offset by cash inflows of USD 0.2 billion from the sale of financial assets; and by net proceeds of USD 0.3 billion from the sale of marketable securities, commodities and time deposits.
In the prior-year quarter, net cash outflows used in investing activities from continuing operations of USD 2.0 billion were mainly driven by cash outflows of USD 3.4 billion for acquisitions and divestments of businesses, net (including the acquisition of Chinook Therapeutics, Inc. for USD 3.1 billion, net of cash acquired USD 0.1 billion, and the acquisition of DTx Pharma Inc. for USD 0.5 billion, net of cash acquired USD 0.1 billion); USD 0.4 billion for purchases of intangible assets; and USD 0.3 billion for purchases of property, plant and equipment. These cash outflows were partly offset by the proceeds from the sale of intangible assets of USD 1.8 billion (including USD 1.75 billion proceeds from the divestment of the ‘front of eye’ ophthalmology assets to Bausch + Lomb); and USD 0.1 billion from the sale of financial assets and property, plant and equipment. Net proceeds from the sale of marketable securities, commodities and time deposits amounted to USD 0.2 billion.
In the prior-year quarter, net cash outflows used in investing activities from discontinued operations amounted to USD 0.2 billion (Q3 2024: nil).
Net cash outflows used in financing activities from continuing operations amounted to USD 0.4 billion, compared with USD 4.3 billion in the prior-year quarter.
In the current-year quarter, the cash outflows used in financing activities from continuing operations of USD 4.1 billion were mainly driven by USD 2.8 billion for net treasury share transactions, the change in current financial debts of USD 0.8 billion, and the repayments of other current financial debts of USD 0.3 billion. These cash outflows were partly offset by cash inflows of USD 3.7 billion from the issuance of US dollar denominated bonds with a notional amount of USD 3.7 billion.
In the prior-year quarter, net cash outflows used in financing activities from continuing operations of USD 4.3 billion were mainly driven by USD 2.2 billion for the repayment of two bonds denominated in euro (notional amounts of EUR 1.25 billion and of EUR 0.75 billion) at maturity; USD 1.6 billion payments for net treasury share transactions; and USD 0.4 billion from the net decrease in current financial debts.
In the prior-year quarter, net cash inflows from financing activities from discontinued operations amounted to USD 3.5 billion (Q3 2024: nil).
Free cash flow from continuing operations amounted to USD 6.0 billion (+18% USD), compared with USD 5.0 billion in the prior-year quarter, driven by higher net cash flows from operating activities from continuing operations.
For the total Company, net cash flows from operating activities amounted to USD 6.3 billion, compared with USD 5.4 billion in the prior-year quarter, and free cash flow amounted to USD 6.0 billion, compared with USD 5.0 billion in the prior-year quarter.
Nine months
Net cash flows from operating activities from continuing operations amounted to USD 13.4 billion, compared with USD 11.7 billion in the prior-year period. This increase was mainly driven by higher net income from continuing operations, adjusted for non-cash items and other adjustments, including divestment gains and lower payments out of provisions, partly offset by unfavorable changes in working capital.
In the prior-year period, net cash flows from operating activities from discontinued operations amounted to USD 0.2 billion (9M 2024: nil).
Net cash outflows used in investing activities from continuing operations amounted to USD 4.5 billion, compared with USD 7.7 billion net cash inflows in the prior-year period.
In the current year period, net cash outflows used in investing activities from continuing operations were mainly driven by USD 3.6 billion for acquisitions and divestments of businesses, including the acquisition of Mariana Oncology for USD 1.0 billion (USD 1.1 billion, net of cash acquired of USD 0.1 billion) and the acquisition of MorphoSys AG for USD 2.3 billion (USD 2.5 billion, net of cash acquired of USD 0.2 billion). Cash outflows for purchases of intangible assets amounted to USD 1.9 billion; purchases of property, plant and equipment amounted to USD 0.8 billion; and purchases of financial assets amounted to USD 0.1 billion. These were partly offset by cash inflows of USD 0.9 billion from the sale of financial assets (including USD 0.7 billion proceeds from the sale of Sandoz Group AG shares by consolidated foundations); and by net proceeds of USD 1.0 billion from the sale of marketable securities, commodities and time deposits.
In the prior-year period, net cash inflows from investing activities from continuing operations of USD 7.7 billion were driven by the net proceeds of USD 11.1 billion from the sale of marketable securities, commodities and time deposits; USD 2.0 billion from the sale of intangible assets (including USD 1.75 billion cash proceeds from the divestment of the ‘front of eye’ ophthalmology assets to Bausch + Lomb); and USD 0.3 billion from the sale of financial assets and property, plant and equipment. These cash inflows were partly offset by cash outflows of USD 3.6 billion for acquisitions and divestments of businesses, net (including the acquisition of Chinook Therapeutics, Inc. for USD 3.1 billion, net of cash acquired of USD 0.1 billion, and the acquisition of DTx Pharma Inc. for USD 0.5 billion, net of cash acquired of USD 0.1 billion); USD 1.3 billion for purchases of intangible assets; USD 0.7 billion for purchases of property, plant and equipment; and USD 0.1 billion for purchases of financial assets.
In the prior-year period, net cash outflows used in investing activities from discontinued operations amounted to USD 0.4 billion (9M 2024: nil).
Net cash outflows used in financing activities from continuing operations amounted to USD 8.7 billion, compared with USD 17.1 billion in the prior-year period.
In the current-year period, net cash outflows used in financing activities from continuing operations were mainly driven by USD 7.6 billion for the dividend payment; USD 5.5 billion for net treasury share transactions; the USD 2.15 billion repayment of a US dollar bond at maturity, and the USD 0.3 billion repayments of other current financial debts. These cash outflows were partly offset by cash inflows from the issuance of bonds totaling USD 6.1 billion (denominated in US dollars with a notional amount of USD 3.7 billion and in Swiss francs with a notional amount of CHF 2.2 billion, equivalent to USD 2.5 billion). The change in current financial debts resulted in net cash inflows of USD 1.0 billion.
In the prior-year period, net cash outflows used in financing activities from continuing operations of USD 17.1 billion were mainly driven by USD 7.3 billion for the dividend payment; USD 7.3 billion for net treasury share transactions; USD 2.2 billion for the repayment of two bonds denominated in euro (notional amounts of EUR 1.25 billion and of EUR 0.75 billion) at maturity, and USD 0.1 billion from the net decrease in current financial debts. Payments of lease liabilities amounted to USD 0.2 billion.
In the prior-year period, net cash inflows from financing activities from discontinued operations amounted to USD 3.4 billion (9M 2024: nil).
Free cash flow from continuing operations amounted to USD 12.6 billion (+15% USD), compared with USD 11.0 billion in the prior-year period, driven by higher net cash flows from operating activities from continuing operations.
For the total Company, net cash flows from operating activities amounted to USD 13.4 billion, compared with USD 11.9 billion in the prior-year period, and free cash flow amounted to USD 12.6 billion, compared with USD 11.0 billion in the prior-year period.

Balance sheet
Assets
Total non-current assets of USD 72.3 billion increased by USD 2.8 billion compared to December 31, 2023.
Intangible assets other than goodwill increased by USD 1.0 billion mainly due the impact of the Mariana Oncology and MorphoSys business acquisitions, additions and favorable currency adjustments, partially offset by amortization, and impairments.
Goodwill increased by USD 1.6 billion mainly due the impact of the Mariana Oncology and MorphoSys business acquisitions, and favorable currency adjustments, partially offset by an impairment (see Note 3 to the interim consolidated financial statements).
Financial assets decreased by USD 0.5 billion mainly due to the sale of Sandoz AG shares by consolidated foundations. Property, plant and equipment increased by USD 0.2 billion mainly as additions were only partly offset by depreciation charges. Deferred tax assets increased by USD 0.3 billion.
Other non-current assets, right-of-use assets and investments in associated companies were broadly in line with December 31, 2023.
Total current assets of USD 31.3 billion increased by USD 0.8 billion compared to December 31, 2023.
Cash and cash equivalents increased by USD 0.2 billion mainly as cash generated through operating activities of USD 13.4 billion, net proceeds from changes in ﬁnancial debts of USD 4.7 billion and other net cash from investing and financing activities of USD 0.7 billion, were only partly offset by the USD 7.6 billion dividend payment, USD 3.6 billion for acquisitions of businesses (mainly for the Mariana Oncology and MorphoSys AG business acquisitions), USD 1.9 billion for purchases of intangible assets, and USD 5.5 billion for net purchases of treasury shares.
Marketable securities, commodities, time deposits and derivative ﬁnancial instruments decreased by USD 0.6 billion, mainly due to the net sales of marketable securities, commodities and time deposits and fair value adjustments on derivative ﬁnancial instruments. Trade receivables increased by USD 0.9 billion, mainly driven by the increase in net sales. Other current assets increased by USD 0.5 billion. Income tax receivables and inventories were broadly in line with December 31, 2023.
Liabilities
Total non-current liabilities of USD 32.0 billion increased by USD 5.1 billion compared to December 31, 2023.
Non-current ﬁnancial debts increased by USD 5.3 billion mainly due to the issuance of Swiss franc denominated bonds of USD 2.6 billion (notional amount of CHF 2.2 billion) and from the issuance of US dollar denominated bonds with a notional amount of USD 3.7 billion and ﬁnancial debts acquired through the MorphoSys business acquisition of USD 0.6 billion, partly offset by the reclassiﬁcation of USD 1.6 billion from non-current to current ﬁnancial debts consisting of a US dollar denominated bond with notional amount of USD 1.0 billion and a Swiss franc denominated bond of notional amount of CHF 0.5 billion both maturing in 2025.
Non-current lease liabilities, deferred tax liabilities and provisions and other non-current liabilities were broadly in line with December 31, 2023.
Total current liabilities of USD 28.1 billion increased by USD 1.7 billion compared to December 31, 2023.
Current ﬁnancial debts and derivative ﬁnancial instruments increased by USD 0.4 billion compared to December 31, 2023, mainly due to the issuance of commercial paper notes under the US commercial paper program and the reclassiﬁcation of USD 1.6 billion from non-current to current ﬁnancial debts of a US dollar denominated bond with notional amount of USD 1.0 billion and a Swiss franc denominated bond of notional amount of CHF 0.5 billion both maturing in 2025, partly offset by the repayment of a US dollar bond at maturity of USD 2.15 billion.
Trade payables decreased by USD 0.8 billion. Provisions and other current liabilities increased by USD 1.9 billion mainly driven by the increase in provisions for deductions from revenue. Current income tax liabilities increased by USD 0.3 billion. Current lease liabilities were broadly in line with December 31, 2023.

Equity
The Company’s equity decreased by USD 3.3 billion to USD 43.4 billion compared to December 31, 2023.
This decrease was mainly driven by the net income of USD 9.1 billion and favorable impact from equity-based compensation of USD 0.8 billion being more than offset by the cash-dividend to Novartis AG shareholders of USD 7.6 billion and the purchase of treasury shares of USD 5.8 billion.
Net debt and debt/equity ratio
The Company’s liquidity amounted to USD 14.0 billion as at September 30, 2024, compared with USD 14.4 billion as at December 31, 2023. Total non-current and current financial debts, including derivatives, amounted to USD 30.3 billion as at September 30, 2024, compared with USD 24.6 billion as at December 31, 2023.
The debt/equity ratio increased to 0.70:1 as at September 30, 2024, compared with 0.53:1 as at December 31, 2023. The net debt increased to USD 16.3 billion as at September 30, 2024, compared with USD 10.2 billion as at December 31, 2023.

Innovation Review
Novartis continues to focus its R&D portfolio prioritizing high value medicines with transformative potential for patients. We now focus on ~100 projects in clinical development.
Selected Innovative Medicines approvals
Product	Active ingredient/ Descriptor	Indication	Region

Kisqali	ribociclib	Hormone receptor-positive / human epidermal growth factor receptor 2-negative early breast cancer (adjuvant)	US

Fabhalta	iptacopan	IgA nephropathy	US

Selected Innovative Medicines projects awaiting regulatory decisions
Completed submissions

Product	Indication	US	EU	Japan	News update

Kisqali	Hormone receptor-positive / human epidermal growth factor receptor 2-negative early breast cancer (adjuvant)		Q3 2023		– Positive CHMP opinion received in October

Scemblix	1L chronic myeloid leukemia	Q2 2024		Q3 2024	– US Priority Review granted – Japan and China submissions

Atrasentan	IgA nephropathy	Q2 2024

Fabhalta	C3G		Q3 2024	Q3 2024	– EU and Japan submissions

Pluvicto	Metastatic castration-resistant prostate cancer, pre-taxane	Q3 2024			– US submission

Lutathera	Gastroenteropancreatic neuroendocrine tumors, 1L in G2/3 tumors		Q2 2024

Coartem	Malaria (<5kg patients)				– Submission using MAGHP procedure in Switzerland to facilitate rapid approvals in developing countries

Selected Innovative Medicines pipeline projects
Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

Aimovig	Migraine, pediatrics	≥2027	3

AVXS-101 (OAV101)	Spinal muscular atrophy (IT formulation)	2025	3

Beovu	Diabetic retinopathy	2025	3

CFZ533 (iscalimab)	Sjögren's syndrome	≥2027	2

Cosentyx	Giant cell arteritis	2025	3

	Polymyalgia rheumatica	2026	3

DAK539 (pelabresib)	Myelofibrosis		3
– Morphosys aquisition
– Based on Novartis review of 48-week data
from the Ph3 MANIFEST-2 study, longer
follow-up time is needed to determine, in
consultation with Health Authorities, the
regulatory path for pelabresib in myelofibrosis

FUB523 (zigakibart)	IgA nephropathy	≥2027	3

KAE609 (cipargamin)	Malaria, uncomplicated	≥2027	2

	Malaria, severe	≥2027	2

KLU156 (ganaplacide + lumefantrine)	Malaria, uncomplicated	2026	3	– FDA Orphan Drug designation – FDA Fast Track designation

Leqvio	Secondary prevention of cardiovascular events in patients with elevated levels of LDL-C	≥2027	3

	Primary prevention CVRR	≥2027	3

LNA043	Osteoarthritis	≥2027	2	– FDA Fast Track designation

Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

LNP023 (iptacopan)	IC-MPGN	≥2027	3

	Atypical haemolytic uraemic syndrome	≥2027	3

	Myasthenia gravis	≥2027	3

LOU064 (remibrutinib)	Chronic spontaneous urticaria	2025	3

	CINDU	≥2027	3

	Multiple sclerosis	≥2027	3

177Lu-NeoB	Multiple solid tumors	≥2027	1

LXE408	Visceral leishmaniasis	≥2027	2

Pluvicto	Metastatic hormone sensitive prostate cancer	2025	3	– Event-driven trial

	Oligometastatic prostate cancer	≥2027	3

QGE031 (ligelizumab)	Food allergy		3	– Project discontinued

TQJ230 (pelacarsen)	Secondary prevention of cardiovascular events in patients with elevated levels of lipoprotein(a)	2025	3	– FDA Fast Track designation – China Breakthrough Therapy designation

VAY736 (ianalumab)	Auto-immune hepatitis		2	– Project discontinued following Ph2 readout

	Sjögren’s syndrome	2026	3	– FDA Fast Track designation

	Lupus nephritis	≥2027	3

	Systemic lupus erythematosus	≥2027	3

	1L immune thrombocytopenia	≥2027	3

	2L immune thrombocytopenia	≥2027	3

	Warm autoimmune hemolytic anemia	≥2027	3

Vijoyce	Lymphatic malformations	≥2027	3	– US, EU Orphan Drug designation

XXB750	Hypertension		2	– NVS will not advance further development following current scientific assessment and review of available data of early investigational studies.

YTB323	Severe refractory lupus nephritis / Systemic lupus erythematosus	≥2027	2

	1L high-risk large B-cell lymphoma	≥2027	2

Condensed Interim Consolidated Financial Statements

Consolidated income statements
Third quarter (unaudited)
(USD millions unless indicated otherwise)	Note	Q3 2024	Q3 2023

Net sales from continuing operations	9	12 823	11 782

Other revenues	9	349	310

Cost of goods sold		-3 234	-3 117

Gross profit from continuing operations		9 938	8 975

Selling, general and administration		-3 134	-3 091

Research and development		-2 392	-3 925

Other income		355	224

Other expense		-1 140	-421

Operating income from continuing operations		3 627	1 762

Loss from associated companies		-4	-3

Interest expense		-264	-222

Other financial income and expense		26	15

Income before taxes from continuing operations		3 385	1 552

Income taxes		-200	-39

Net income from continuing operations		3 185	1 513

Net income from discontinued operations	11		250

Net income		3 185	1 763

Attributable to:
Shareholders of Novartis AG		3 189	1 761

Non-controlling interests		-4	2

Weighted average number of shares outstanding – Basic (million)		2 012	2 062

Basic earnings per share from continuing operations (USD) [1]		1.58	0.73

Basic earnings per share from discontinued operations (USD) [1]			0.12

Total basic earnings per share (USD) [1]		1.58	0.85

Weighted average number of shares outstanding – Diluted (million)		2 027	2 075

Diluted earnings per share from continuing operations (USD) [1]		1.57	0.73

Diluted earnings per share from discontinued operations (USD) [1]			0.12

Total diluted earnings per share (USD) [1]		1.57	0.85

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.
The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated income statements
Nine months to September 30 (unaudited)
(USD millions unless indicated otherwise)	Note	9M 2024	9M 2023

Net sales from continuing operations	9	37 164	34 017

Other revenues	9	1 000	867

Cost of goods sold		-9 503	-9 450

Gross profit from continuing operations		28 661	25 434

Selling, general and administration		-9 065	-9 073

Research and development		-7 180	-8 804

Other income		877	1 322

Other expense		-2 279	-1 692

Operating income from continuing operations		11 014	7 187

Loss from associated companies		-35	-7

Interest expense		-731	-638

Other financial income and expense		107	204

Income before taxes from continuing operations		10 355	6 746

Income taxes		-1 236	-812

Net income from continuing operations		9 119	5 934

Net income from discontinued operations	11		440

Net income		9 119	6 374

Attributable to:
Shareholders of Novartis AG		9 123	6 370

Non-controlling interests		-4	4

Weighted average number of shares outstanding – Basic (million)		2 029	2 085

Basic earnings per share from continuing operations (USD) [1]		4.50	2.84

Basic earnings per share from discontinued operations (USD) [1]			0.21

Total basic earnings per share (USD) [1]		4.50	3.05

Weighted average number of shares outstanding – Diluted (million)		2 044	2 098

Diluted earnings per share from continuing operations (USD) [1]		4.46	2.83

Diluted earnings per share from discontinued operations (USD) [1]			0.21

Total diluted earnings per share (USD) [1]		4.46	3.04

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.
The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of comprehensive income
Third quarter (unaudited)
(USD millions)	Q3 2024	Q3 2023

Net income	3 185	1 763

Other comprehensive income
Items that are or may be recycled into the consolidated income statement

Net investment hedge, net of taxes	-65	38

Cash flow hedge, net of taxes	-25

Currency translation effects, net of taxes	1 310	-467

Total of items that are or may be recycled	1 220	-429

Items that will never be recycled into the consolidated income statement

Actuarial (losses)/gains from defined benefit plans, net of taxes	-16	116

Fair value adjustments on equity securities, net of taxes	-34	27

Total of items that will never be recycled	-50	143

Total other comprehensive income	1 170	-286

Total comprehensive income	4 355	1 477

Total comprehensive income for the period attributable to:
Shareholders of Novartis AG	4 354	1 476

Continuing operations	4 354	1 292

Discontinued operations		184

Non-controlling interests	1	1

The accompanying Notes form an integral part of the condensed interim consolidated financial statements
Nine months to September 30 (unaudited)
(USD millions)	9M 2024	9M 2023

Net income	9 119	6 374

Other comprehensive income
Items that are or may be recycled into the consolidated income statement

Net investment hedge, net of taxes	-14	9

Cash flow hedge, net of taxes	-25

Currency translation effects, net of taxes	-54	55

Total of items that are or may be recycled	-93	64

Items that will never be recycled into the consolidated income statement

Actuarial gains from defined benefit plans, net of taxes	120	57

Fair value adjustments on equity securities, net of taxes	85	-19

Total of items that will never be recycled	205	38

Total other comprehensive income	112	102

Total comprehensive income	9 231	6 476

Total comprehensive income for the period attributable to:
Shareholders of Novartis AG	9 234	6 472

Continuing operations	9 234	6 053

Discontinued operations		419

Non-controlling interests	-3	4

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated balance sheets
(USD millions)	Note	Sep 30, 2024 (unaudited)	Dec 31, 2023 (audited)

Assets
Non-current assets
Property, plant and equipment		9 749	9 514

Right-of-use assets		1 452	1 410

Goodwill		24 930	23 341

Intangible assets other than goodwill		27 902	26 879

Investments in associated companies		106	205

Deferred tax assets		4 646	4 309

Financial assets		2 086	2 607

Other non-current assets		1 389	1 199

Total non-current assets		72 260	69 464

Current assets
Inventories		5 939	5 913

Trade receivables		7 966	7 107

Income tax receivables		184	426

Marketable securities, commodities, time deposits and derivative financial instruments		411	1 035

Cash and cash equivalents		13 609	13 393

Other current assets		3 155	2 607

Total current assets		31 264	30 481

Total assets		103 524	99 945

Equity and liabilities
Equity
Share capital		793	825

Treasury shares		-40	-41

Reserves		42 564	45 883

Equity attributable to Novartis AG shareholders	4	43 317	46 667

Non-controlling interests		124	83

Total equity		43 441	46 750

Liabilities
Non-current liabilities
Financial debts	10	23 750	18 436

Lease liabilities		1 596	1 598

Deferred tax liabilities		2 216	2 248

Provisions and other non-current liabilities		4 389	4 523

Total non-current liabilities		31 951	26 805

Current liabilities
Trade payables		4 087	4 926

Financial debts and derivative financial instruments		6 566	6 175

Lease liabilities		247	230

Current income tax liabilities		2 165	1 893

Provisions and other current liabilities		15 067	13 166

Total current liabilities		28 132	26 390

Total liabilities		60 083	53 195

Total equity and liabilities		103 524	99 945

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of changes in equity
Third quarter (unaudited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at July 1, 2024		793	-25	45 836	-4 871	41 733	169	41 902

Net income				3 189		3 189	-4	3 185

Other comprehensive income					1 165	1 165	5	1 170

Total comprehensive income				3 189	1 165	4 354	1	4 355

Purchase of treasury shares			-15	-2 952		-2 967		-2 967

Exercise of options and employee transactions				33		33		33

Equity-based compensation			0	265		265		265

Shares delivered to Sandoz employees as a result of the Sandoz spin-off				0		0		0

Taxes on treasury share transactions				-35		-35		-35

Changes in non-controlling interests							-4	-4

Fair value adjustments on financial assets sold				22	-22

Impact of change in ownership of consolidated entities				-70		-70	-42	-112

Other movements	4.4			4		4		4

Total of other equity movements			-15	-2 733	-22	-2 770	-46	-2 816

Total equity at September 30, 2024		793	-40	46 292	-3 728	43 317	124	43 441

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at July 1, 2023		842	-52	55 682	-4 625	51 847	84	51 931

Net income				1 761		1 761	2	1 763

Other comprehensive income					-285	-285	-1	-286

Total comprehensive income				1 761	-285	1 476	1	1 477

Dividend in kind	3			-13 962		-13 962		-13 962

Purchase of treasury shares			-6	-1 390		-1 396		-1 396

Reduction of share capital		-17	26	-9

Exercise of options and employee transactions				-2		-2		-2

Equity-based compensation			0	221		221		221

Taxes on treasury share transactions				3		3		3

Transaction costs, net of taxes	4.3			-74		-74		-74

Changes in non-controlling interests							-4	-4

Fair value adjustments on financial assets sold				52	-52

Other movements	4.4			51		51		51

Total of other equity movements		-17	20	-15 110	-52	-15 159	-4	-15 163

Total equity at September 30, 2023		825	-32	42 333	-4 962	38 164	81	38 245

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of changes in equity
Nine months to September 30 (unaudited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2024		825	-41	49 649	-3 766	46 667	83	46 750

Net income				9 123		9 123	-4	9 119

Other comprehensive income					111	111	1	112

Total comprehensive income				9 123	111	9 234	-3	9 231

Dividends	4.1			-7 624		-7 624		-7 624

Purchase of treasury shares			-30	-5 750		-5 780		-5 780

Reduction of share capital	4.2	-32	26	6

Exercise of options and employee transactions				-2		-2		-2

Equity-based compensation			5	812		817		817

Shares delivered to Sandoz employees as a result of the Sandoz spin-off				12		12		12

Taxes on treasury share transactions				-27		-27		-27

Changes in non-controlling interests							-4	-4

Fair value adjustments on financial assets sold				73	-73

Impact of change in ownership of consolidated entities				-98		-98	48	-50

Other movements	4.4			118		118		118

Total of other equity movements		-32	1	-12 480	-73	-12 584	44	-12 540

Total equity at September 30, 2024		793	-40	46 292	-3 728	43 317	124	43 441

The accompanying Notes form an integral part of the condensed interim consolidated financial statements
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2023		890	-92	63 540	-4 996	59 342	81	59 423

Net income				6 370		6 370	4	6 374

Other comprehensive income					102	102	0	102

Total comprehensive income				6 370	102	6 472	4	6 476

Dividends				-7 255		-7 255		-7 255

Dividend in kind	3			-13 962		-13 962		-13 962

Purchase of treasury shares			-41	-7 243		-7 284		-7 284

Reduction of share capital		-65	94	-29

Exercise of options and employee transactions			2	149		151		151

Equity-based compensation			5	649		654		654

Taxes on treasury share transactions				11		11		11

Transaction costs, net of taxes	4.3			-74		-74		-74

Changes in non-controlling interests							-4	-4

Fair value adjustments on financial assets sold				68	-68

Other movements	4.4			109		109		109

Total of other equity movements		-65	60	-27 577	-68	-27 650	-4	-27 654

Total equity at September 30, 2023		825	-32	42 333	-4 962	38 164	81	38 245

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of cash flows
Third quarter (unaudited)
(USD millions)	Note	Q3 2024	Q3 2023

Net income from continuing operations		3 185	1 513

Adjustments to reconcile net income from continuing operations to net cash flows from operating activities from continuing operations
Reversal of non-cash items and other adjustments	6.1	2 626	3 329

Dividends received from associated companies and others			1

Interest received		112	109

Interest paid		-239	-178

Change in other financial receipts			37

Change in other financial payments		63	-4

Income taxes paid	6.2	-285	-426

Net cash flows from operating activities from continuing operations before working capital and provision changes		5 462	4 381

Payments out of provisions and other net cash movements in non-current liabilities		-216	-255

Change in net current assets and other operating cash flow items	6.3	1 040	1 178

Net cash flows from operating activities from continuing operations		6 286	5 304

Net cash flows from operating activities from discontinued operations			74

Total net cash flows from operating activities		6 286	5 378

Purchases of property, plant and equipment		-321	-261

Proceeds from sale of property, plant and equipment		1	51

Purchases of intangible assets		-478	-422

Proceeds from sale of intangible assets		23	1 823

Purchases of financial assets		-53	-11

Proceeds from sale of financial assets		226	91

Proceeds from sale of other non-current assets		1

Acquisitions and divestments of interests in associated companies, net		-12	-3

Acquisitions and divestments of businesses, net	6.4	-51	-3 443

Purchases of marketable securities, commodities and time deposits		-958	-28

Proceeds from sale of marketable securities, commodities and time deposits		1 248	199

Net cash flows used in investing activities from continuing operations		-374	-2 004

Net cash flows used in investing activities from discontinued operations			-208

Total net cash flows used in investing activities		-374	-2 212

Purchases of treasury shares		-2 854	-1 625

Proceeds from exercised options and other treasury share transactions, net		5	-1

Proceeds from non-current financial debts		3 670

Repayments of the current portion of non-current financial debts			-2 223

Change in current financial debts		-807	-418

Repayments of other current financial debts		-289

Payments of lease liabilities		-64	-63

Payments from changes in ownership interests in consolidated subsidiaries		-90

Other financing cash flows, net		47	24

Net cash flows used in financing activities from continuing operations		-382	-4 306

Net cash flows from financing activities from discontinued operations	11		3 474

Total net cash flows used in financing activities		-382	-832

Net change in cash and cash equivalents before effect of exchange rate changes		5 530	2 334

Less cash and cash equivalents from discontinued operations at September 30, 2023			-648

Effect of exchange rate changes on cash and cash equivalents		176	-166

Net change in cash and cash equivalents		5 706	1 520

Cash and cash equivalents at July 1		7 903	10 885

Cash and cash equivalents at September 30		13 609	12 405

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of cash flows
Nine months to September 30 (unaudited)
(USD millions)	Note	9M 2024	9M 2023

Net income from continuing operations		9 119	5 934

Adjustments to reconcile net income from continuing operations to net cash flows from operating activities from continuing operations
Reversal of non-cash items and other adjustments	6.1	7 523	8 578

Dividends received from associated companies and others		1	2

Interest received		347	482

Interest paid		-641	-513

Other financial receipts			64

Other financial payments		-31	-14

Income taxes paid	6.2	-1 334	-1 694

Net cash flows from operating activities from continuing operations before working capital and provision changes		14 984	12 839

Payments out of provisions and other net cash movements in non-current liabilities		-847	-1 181

Change in net current assets and other operating cash flow items	6.3	-711	15

Net cash flows from operating activities from continuing operations		13 426	11 673

Net cash flows from operating activities from discontinued operations			238

Total net cash flows from operating activities		13 426	11 911

Purchases of property, plant and equipment		-808	-654

Proceeds from sale of property, plant and equipment		39	73

Purchases of intangible assets		-1 875	-1 316

Proceeds from sale of intangible assets		43	1 953

Purchases of financial assets		-145	-77

Proceeds from sale of financial assets		936	201

Proceeds from sale of other non-current assets		1

Acquisitions and divestments of interests in associated companies, net		-8	-8

Acquisitions and divestments of businesses, net	6.4	-3 649	-3 550

Purchases of marketable securities, commodities and time deposits		-1 198	-97

Proceeds from sale of marketable securities, commodities and time deposits		2 184	11 216

Net cash flows (used in)/from investing activities from continuing operations		-4 480	7 741

Net cash flows used in investing activities from discontinued operations			-385

Total net cash flows (used in)/from investing activities		-4 480	7 356

Dividends paid to shareholders of Novartis AG	4.1	-7 624	-7 255

Purchases of treasury shares		-5 569	-7 468

Proceeds from exercised options and other treasury share transactions, net		30	158

Proceeds from non-current financial debts		6 143

Repayments of the current portion of non-current financial debts		-2 150	-2 223

Change in current financial debts		982	-128

Repayments of other current financial debts		-289

Payments of lease liabilities		-190	-194

Payments from changes in ownership interests in consolidated subsidiaries		-137

Other financing cash flows, net		58	42

Net cash flows used in financing activities from continuing operations		-8 746	-17 068

Net cash flows from financing activities from discontinued operations	11		3 397

Total net cash flows used in financing activities		-8 746	-13 671

Net change in cash and cash equivalents before effect of exchange rate changes		200	5 596

Less cash and cash equivalents from discontinued operations at September 30, 2023			-648

Effect of exchange rate changes on cash and cash equivalents		16	-60

Net change in cash and cash equivalents		216	4 888

Cash and cash equivalents at January 1		13 393	7 517

Cash and cash equivalents at September 30		13 609	12 405

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Notes to the Condensed Interim Consolidated Financial Statements for the three month and nine month period ended September 30, 2024 (unaudited)

1. Basis of preparation
The consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards (IFRS®) Accounting Standards as issued by the International Accounting Standards Board. They are prepared in accordance with the historical cost convention, except for items that are required to be accounted for at fair value. These Condensed Interim Consolidated Financial Statements for the three month and nine month period ended September 30, 2024, were prepared in accordance with International Accounting Standards (IAS®) Standards 34 Interim Financial Reporting and accounting policies set out in the 2023 Annual Report published on January 31, 2024.
At the Novartis AG Extraordinary General Meeting, held on September 15, 2023, our shareholders approved the spin-off of the Sandoz business. Following the shareholder approval IFRS Accounting Standards required the Sandoz Division and selected portions of corporate activities attributable to Sandoz’s business, as well as certain expenses related to the spin-off (the “Sandoz business”) to be reported as discontinued operations in the consolidated financial statements. As a result, the Sandoz business has been presented as discontinued operations in the condensed interim consolidated financial statements. This requires the three month and nine month period ended September 30, 2023, consolidated income statement, consolidated statement of comprehensive income and consolidated statement of cash flows to present separately continuing operations from discontinued operations.
The shareholder approval on September 15, 2023, for the spin-off the Sandoz business, required the recognition of a distribution liability at the fair value of the Sandoz business. Novartis policy is to measure the distribution liability at the fair value of the Sandoz business net assets taken as a whole. The distribution liability was recognized through a reduction in retained earnings. It was required to be adjusted at each balance sheet date for changes in its estimated fair value, up to the date of the distribution to shareholders through retained earnings. Any resulting impairment of the business assets to be distributed would have been recognized in the consolidated income statements in “Other expense” of discontinued operations, at the date of initial recognition of the distribution liability or at subsequent dates resulting from changes of the distribution liability valuation.
At the October 4, 2023, distribution settlement date, the resulting gain, which is measured as the excess amount of the distribution liability over the then-carrying value of the net assets of the business distributed, was recognized on the line “Gain on distribution of Sandoz Group AG to Novartis AG shareholders” within the income statement of discontinued operations.
The recognition of the distribution liability required the use of valuation techniques for the purposes of impairment testing of the Sandoz business’ assets to be distributed and for the measurement of the fair value of the distribution liability. These valuations required the use of management assumptions and estimates related to the Sandoz business’ future cash flows, market multiples, opening share price of Sandoz Group AG on the first day of trading its shares on the SIX Swiss Exchange, to estimate day one market value, and control premiums to apply in estimating the Sandoz business fair value. These fair value measurements are classified as “Level 3” in the fair value hierarchy. The section “—Goodwill and intangible assets other than goodwill” in Note 1 to the Consolidated Financial Statements in the Annual Report 2023 provides additional information on key assumptions that are highly sensitive in the estimation of fair values using valuation techniques.
Transaction costs that are directly attributable to the Distribution (spin-off) of the Sandoz business to Novartis AG shareholders by way of a dividend in kind, and that would otherwise have been avoided, were accounted for as a deduction from equity (within retained earnings). Prior to the recognition of the distribution liability, these costs were recorded as prepaid expenses in the consolidated balance sheet.
For further information and disclosures, refer to Note 3 and Note 11.

2. Accounting policies
The Company’s accounting policies are set out in Note 1 to the Consolidated Financial Statements in the 2023 Annual Report and conform with IFRS Accounting Standards as issued by the International Accounting Standards Board.
The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period, which affect the reported amounts of revenues, expenses, assets, liabilities, including the distribution liability and contingent amounts.
Estimates are based on historical experience and other assumptions that are considered reasonable under the given circumstances and are regularly monitored. Actual outcomes and results could differ from those estimates and assumptions. Revisions to estimates are recognized in the period in which the estimate is revised.
As disclosed in the 2023 Annual Report, goodwill, and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Company’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Company’s results of operations and financial condition.
The Company’s activities are not subject to significant seasonal fluctuations.
Status of adoption of significant new or amended IFRS standards or interpretations
No new IFRS Accounting Standards were adopted by the Company in 2024. In addition, new IFRS Accounting Standards amendments or interpretations that became effective in 2024 did not have a material impact on the Company’s consolidated financial statements.
In the second quarter of 2024, the following new IFRS Accounting Standard, which is not yet effective, was issued by the International Accounting Standards Board:
IFRS 18 Presentation and Disclosures in Financial Statements
IFRS 18 Presentation and Disclosure in Financial Statements was issued by the International Accounting Standards Board in April 2024. IFRS 18 is effective on January 1, 2027, and is required to be applied retrospectively to comparative periods presented, with early adoption permitted. IFRS 18, upon adoption replaces IAS Standards 1 - Presentation of Financial Statements.
IFRS 18 sets out new requirements focused on improving financial reporting by:
• requiring additional defined structure to the statement of profit or loss (i.e. consolidated statement of income), to reduce diversity in the reporting, by requiring five categories (operating, investing, financing, income taxes and discontinued operations) and defined subtotals and totals (operating income, income before financing, income taxes and net income),
• requiring disclosures in the notes to the financial statements about management-defined performance measures (i.e. non-IFRS measures), and
• adding new principles for aggregation and disaggregation of information in the primary financial statements and notes.
IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its ‘operating profit or loss’, due to the classification of certain income and expense items between the five categories of the consolidated income statement. It might also change what an entity reports as operating activities, investing activities and financing activities within the statement of cash flows, due to the change in classification of certain cash flow items between these three categories of the cash flows statement. Novartis is currently assessing the impact of adopting IFRS 18.
Based on the Company’s assessment, there are no other IFRS Accounting Standards, amendments or interpretations not yet effective in 2024 that would be expected to have a material impact on the Company’s consolidated financial statements.

3. Significant acquisitions of businesses and spin-off of Sandoz business
The Company applied the acquisition method of accounting for businesses acquired, and did not elect to apply the optional concentration test to account for acquired business as an asset separately acquired.
Significant acquisitions of businesses – 2024
Acquisition of Mariana Oncology
On May 2, 2024, Novartis acquired Mariana Oncology, a preclinical-stage US based biotechnology company focused on developing novel radioligand therapies (RLTs) with a portfolio of RLT programs across a range of solid tumor indications.
The purchase price consisted of a cash payment of USD 1.1 billion and potential additional milestones of up to USD 0.8 billion, which the Mariana Oncology shareholders are eligible to receive upon the achievement of speciﬁed milestones.
The fair value of the total purchase consideration was USD 1.3 billion, consisting of a cash payment of USD 1.1 billion and the fair value of contingent consideration of USD 0.2 billion. The preliminary purchase price allocation resulted in net identiﬁable assets of USD 0.8 billion, consisting primarily of IPR&D intangible assets of USD 0.3 billion, other intangible assets (scientific infrastructure) of USD 0.5 billion, cash and cash equivalents of USD 0.1 billion and net deferred tax liabilities of USD 0.1 billion. Goodwill amounted to USD 0.5 billion.
The results of operations since the date of acquisition were not material.
Acquisition of MorphoSys AG
On February 5, 2024, Novartis entered into an agreement to acquire MorphoSys AG (MorphoSys), a Germany-based, global biopharmaceutical company developing innovative medicines in oncology. The acquisition of MorphoSys adds to our oncology pipeline pelabresib, a late-stage BET inhibitor for myelofibrosis and tulmimetostat, an early-stage investigational dual inhibitor of EZH2 and EZH1 for solid tumors or lymphomasis.
On April 11, 2024, Novartis, through a subsidiary, commenced a voluntary public takeover offer (the “Offer”) to acquire all outstanding shares of MorphoSys for EUR 68 per share, representing a total consideration of approximately EUR 2.6 billion in cash on a fully diluted basis. The settlement of the Offer was conditional on a minimum acceptance threshold of 65 percent of MorphoSys outstanding shares.
Novartis purchased during the Offer acceptance period MorphoSys shares on the market for a total amount of EUR 0.3 billion (USD 0.3 billion). The closing conditions of the Offer, including the minimum acceptance threshold of 65 percent were fulfilled by the end of the Offer acceptance period, and the acquisition of MorphoSys closed on May 23, 2024, with the settlement payment amounting to EUR 1.7 billion (USD 1.9 billion) to the MorphoSys shareholders for their tendered shares. Subsequent to May 23, 2024, Novartis acquired additional MorphoSys outstanding shares through the Germany statutory two-week extension period of the Offer (ending on May 30, 2024) for EUR 0.3 billion (USD 0.3 billion). As a result, as at May 30, 2024, Novartis held 89.7 percent of the total outstanding share capital of MorphoSys. Total cash paid for the MorphoSys shares purchased by Novartis through to the end of the statutory two-week extension period of the Offer amounted to EUR 2.3 billion (USD 2.5 billion). Non-controlling interests represented 10.3 percent of MorphoSys outstanding shares amounting to USD 0.1 billion and were recognized in equity.
In June 2024, outside the Offer Novartis purchased an additional 1.7 percent of MorphoSys shares for EUR 44 million (USD 47 million). On July 4, 2024, Novartis filed a public purchase offer to delist the MorphoSys shares admitted to trading on regulated markets and acquire all MorphoSys AG shares and ADS not held directly by Novartis.
In August 2024, the delisting of the MorphoSys shares admitted to trading on regulated markets was completed, and Novartis purchased an additional 3.2 percent of MorphoSys shares for EUR 83 million (USD 90 million).
As a result, at September 30, 2024, non-controlling interests in equity amounted to USD 43 million and Novartis held approximately 94.5 percent of outstanding MorphoSys shares, therefore non-controlling interests represented approximately 5.5 percent of the outstanding MorphoSys shares.
On October 15, 2024, the “squeeze-out” of the remaining minority shareholders of MorphoSys was completed by way of a merger into a wholly-owned Novartis entity. As a result, Novartis held 100% of the outstanding shares of MorphoSys and non-controlling interests in equity were reduced to nil. On October 21, 2024, Novartis paid EUR 144 million (USD 156 million) to the former remaining minority shareholders in connection with the squeeze-out.
The purchase price allocation is preliminary primarily pending the outcome of Novartis analysis of a third party integrated safety report related to certain clinical trial data readouts that became available prior to closing, finalization of the relief from royalties component of goodwill, and assessment on recoverability of certain deferred tax assets. The fair value of the total purchase consideration for the 89.7 percent stake was USD 2.5 billion (including cash acquired). The revisions to the September 30, 2024, preliminary purchase price allocation were not material, as compared to the preliminary purchase price allocation reported as at June 30, 2024. The revisions resulted in a USD 0.2 billion decrease to net identifiable assets with a corresponding increase to the goodwill amount recognized as at the acquisition date.
The preliminary purchase price allocation resulted in net identifiable assets of USD 0.8 billion, consisting primarily of intangible assets other than goodwill of USD 1.2 billion, comprising IPR&D intangible assets of USD 0.6 billion and other intangible assets (customer out-licensing contracts) of USD 0.6 billion, financial investments and other receivables of USD 0.2 billion, marketable securities of USD 0.4 billion, cash and cash equivalents of USD 0.2 billion, financial debt to third parties of USD 0.9 billion, net deferred tax liabilities of USD 0.1 billion and other net liabilities of USD 0.2 billion. Non-controlling interests amounted to USD 0.1 billion, which were recognized at the non-controlling interests’ proportionate share of MorphoSys identifiable net assets. Goodwill as at the acquisition date amounted to USD 1.8 billion. The finalization of the preliminary purchase price allocation may lead to a change in the allocation between the identifiable assets (mainly IPR&D intangible assets), net deferred taxes, and goodwill.
The results of operations since the date of acquisition were not material.
In September 2024, following management’s assessment of certain clinical trial data related to a development program acquired from MorphoSys, the necessity to perform an interim impairment test of the goodwill attributable to the MorphoSys business acquired at the provisional level of the grouping of cash generating units of the MorphoSys business was triggered. This impairment test required the use of valuation techniques to estimate the fair value of the MorphoSys business. These valuations required the use of management assumptions and estimates related to the MorphoSys business’ future cash flows and assumptions on, among others, discount rate (9%) and terminal growth rates (-15%). These fair value measurements are classified as “Level 3” in the fair value hierarchy. The section “—Goodwill and intangible assets other than goodwill” in Note 1 to the Consolidated Financial Statements in the Annual Report 2023 provides additional information on key assumptions that are highly sensitive in the estimation of fair values using valuation techniques. The interim impairment test indicated an impairment of the goodwill attributable to the MorphoSys business in the amount of USD 0.8 billion, which was recognized to other expense in the consolidated income statement in September 2024.
Significant acquisitions of businesses – 2023
Acquisition of DTx Pharma Inc.
In the second quarter of 2023, Novartis entered into an agreement to acquire all outstanding shares of DTx Pharma Inc. (DTx), a US based, pre-clinical stage biotechnology company focused on leveraging its proprietary FALCON platform to develop siRNA therapies for neuroscience indications. DTx’s lead program, DTx-1252 targets the root cause of CMT1A—the overexpression of PMP22, a protein that causes the myelin sheath that supports and insulates nerves in the peripheral nervous system to function abnormally. The transaction also includes two additional pre-clinical programs for other neuroscience indications. The transaction closed on July 14, 2023.
The purchase price consisted of a cash payment of USD 0.6 billion and potential additional milestones of up to USD 0.5 billion, which the DTx shareholders are eligible to receive upon the achievement of specified milestones.
The fair value of the total purchase consideration was USD 0.6 billion. The amount consisted of a cash payment of USD 0.6 billion and the fair value of contingent consideration of USD 30 million, which DTx shareholders are eligible to receive upon the achievement of specified milestones. The purchase price allocation resulted in net identifiable assets of USD 0.4 billion, consisting primarily of IPR&D intangible assets of USD 0.4 billion, cash of USD 0.1 billion and net deferred tax liabilities of USD 0.1 billion. Goodwill amounted to USD 0.2 billion.
The 2023 results of operations since the date of acquisition were not material.
Acquisition of Chinook Therapeutics, Inc.
On June 12, 2023, Novartis entered into an agreement to acquire all outstanding shares of Chinook Therapeutics, Inc. (Chinook Therapeutics), a US based clinical stage biopharmaceutical company with two late-stage medicines in development for rare, severe chronic kidney diseases. The acquisition closed on August 11, 2023.
The purchase price consisted of a cash payment of USD 3.2 billion and potential additional payments of up to USD 0.3 billion, which Chinook Therapeutics shareholders are eligible to receive upon the achievement of specified milestones.
The fair value of the total purchase consideration was USD 3.3 billion. The amount consisted of an upfront cash payment of USD 3.2 billion and the fair value of contingent consideration of USD 0.1 billion, which Chinook Therapeutics shareholders are eligible to receive upon achievement of specified milestones. The purchase price allocation resulted in net identifiable assets of USD 2.4 billion, consisting primarily of IPR&D intangible assets of USD 2.5 billion, net deferred tax liabilities of USD 0.4 billion and other net assets of USD 0.3 billion, including cash of USD 0.1 billion. Goodwill amounted to USD 0.9 billion.
The 2023 results of operations since the date of acquisition were not material.
Fair value of assets and liabilities arising from acquisitions of businesses
The following table presents the fair value of the assets and liabilities acquired through acquisitions of businesses and the total purchase considerations for the first nine months of 2024, and for the year ended December 31, 2023:

(USD millions)	Sep 30, 2024	Dec 31, 2023

Property, plant and equipment	17	18

Right-of-use assets	45	16

In-process research and development	1 318	2 931

Other intangible assets	1 039	15

Deferred tax assets	307	34

Non-current financial and other assets	30	164

Trade receivables and financial and other current assets	612	183

Cash and cash equivalents	236	226

Deferred tax liabilities	-530	-474

Current and non-current financial debts	-852

Current and non-current lease liabilities	-45	-51

Trade payables and other liabilities	-290	-231

Net identifiable assets acquired	1 887	2 831

Non-controlling interests	-87

Goodwill	2 311	1 094

Total purchase consideration for acquisitions of businesses	4 111	3 925

The significant business acquisitions in the first nine month period ended September 30, 2024, were of MorphoSys and Mariana Oncology, both in the second quarter of 2024. The goodwill arising out of the acquisitions in the nine month period ended September 30, 2024, is not tax deductible and is attributable to the synergies, accounting for deferred tax liabilities on acquired assets, and the assembled workforce, and in addition for MorphoSys the relief from royalties. In September 2024, an impairment of goodwill was recognized related to the MorphoSys business acquisition of USD 0.8 billion. See Acquisition of MorphoSys AG section of this Note 3 for additional information.
In 2023, the significant business acquisitions were the acquisition of DTx Pharma and Chinook Therapeutics. There were no significant acquisitions of businesses in the first nine months of 2023. The goodwill arising out of these acquisitions is attributable to the synergies, the accounting for deferred tax liabilities on the acquired assets and the assembled workforce. In 2023, no goodwill was tax deductible.
Spin-off of Sandoz business – 2023
Completion of the spin-off of the Sandoz business through a dividend in kind distribution to Novartis AG shareholders
On July 18, 2023, Novartis announced that its Board of Directors had unanimously endorsed the proposed separation of the Sandoz business to create an independent company by way of a spin-off and to seek shareholder approval for the spin-off of the Sandoz business into a separately traded standalone company, following the complete structural separation of the Sandoz business into a standalone company (the Sandoz business or Sandoz Group AG) and subject to the satisfaction of certain conditions and Novartis AG shareholder approval.
At the EGM held on September 15, 2023, Novartis AG shareholders approved a special distribution by way of a dividend in kind to effect the spin-off of Sandoz Group AG, subject to the completion of certain conditions precedent to the distribution. Upon shareholder approval, the Sandoz business was reported as discontinued operations and the distribution liability was recognized at its fair value, which exceeded the carrying value of the Sandoz business net assets.
The conditions precedent to the spin-off were met and on October 3, 2023 the spin-off of the Sandoz business was effected by way of a distribution of a dividend in kind of Sandoz Group AG shares to Novartis AG shareholders and American Depositary Receipt (ADR) holders (the Distribution). Through the Distribution, each Novartis AG shareholder received 1 Sandoz Group AG share for every 5 Novartis AG shares and each Novartis ADR holder received 1 Sandoz ADR for every 5 Novartis ADR that they held at the close of business on October 3, 2023. As of October 4, 2023, the shares of Sandoz Group AG have been listed on the SIX Swiss Exchange (SIX) under the stock symbol “SDZ”.
On September 18, 2023, the Sandoz business entered into financing arrangements with a group of banks under which on September 28, 2023, it borrowed a total amount of USD 3.3 billion. These borrowings consisted of a bridge loan in EUR (EUR 2.4 billion) and term loans in EUR (EUR 0.2 billion) and USD (USD 0.5 billion). In addition, the Sandoz business borrowed approximately USD 0.4 billion under a number of local bilateral facilities in different countries. This resulted in a total gross debt of USD 3.7 billion. These outstanding borrowings of the Sandoz business legal entities were recognized in the September 30, 2023 consolidated balance sheet within Liabilities related to discontinued operations and within financing activities cash flows from discontinued operations. Prior to the Distribution on October 3, 2023, Sandoz business legal entities paid approximately USD 3.3 billion in cash to Novartis and its affiliates through a series of intercompany transactions.
At the Distribution date on October 3, 2023, the dividend in kind distribution liability to effect the Distribution (spin-off) of the Sandoz business amounted to USD 14.0 billion, measured by reference to the October 4, 2023 opening Sandoz Group AG share price and applying a control premium. The dividend in kind distribution liability was recorded as a reduction to equity (retained earnings) and remained in excess of the then carrying value of the Sandoz business net assets, which amounted to USD 8.6 billion.
Certain consolidated foundations own Novartis AG dividend-bearing shares that restricts their availability for use by Novartis. These Novartis AG shares are accounted for as treasury shares. Through the Distribution, these foundations received Sandoz Group AG shares representing an approximate 4.31% equity interest in Sandoz Group AG. Upon the loss of control of Sandoz Group AG through the Distribution on October 3, 2023, the financial investment in Sandoz Group AG was recognized at its initial fair value based on the opening traded share price of Sandoz Group AG on October 4, 2023 (a Level 1 hierarchy valuation). At initial recognition, on October 4, 2023, the Sandoz Group AG financial investment had a fair value of USD 0.5 billion, and was reported in the fourth quarter of 2023 on the consolidated balance sheet as a financial asset. Management has designated this investment at fair value through other comprehensive income.
The total non-taxable, non-cash gain recognized at the Distribution date of the spin-off of the Sandoz business amounted to USD 5.9 billion, which consists of:
(USD millions)	Oct 3, 2023

Net assets derecognized	-8 647

Derecognition of distribution liability	13 962

Difference between net assets and distribution liability	5 315

Recognition of Sandoz Group AG shares obtained through consolidated foundations	492

Currency translation gains recycled into the consolidated income statement	357

Transaction costs and other items recognized in the consolidated income statement	-304

Gain on distribution of Sandoz Group AG to Novartis AG shareholders	5 860

For additional disclosures on discontinued operations, refer to Note 11.
4. Summary of equity attributable to Novartis AG shareholders
		Number of outstanding shares (in millions)		Issued share capital and reserves attributable to Novartis AG shareholders (in USD millions)

	Note	2024	2023	9M 2024	9M 2023

Balance at beginning of year		2 044.0	2 119.6	46 667	59 342

Shares acquired to be canceled		-52.7	-74.9	-5 656	-7 150

Other share purchases		-1.1	-1.4	-124	-134

Exercise of options and employee transactions		0.0	2.8	-2	151

Equity-based compensation		9.0	9.4	817	654

Shares delivered to Sandoz employees as a result of the Sandoz spin-off		0.1		12

Taxes on treasury share transactions				-27	11

Transaction costs, net of taxes	4.3				-74

Dividends	4.1			-7 624	-7 255

Dividend in kind	3				-13 962

Net income of the period attributable to shareholders of Novartis AG				9 123	6 370

Other comprehensive income attributable to shareholders of Novartis AG				111	102

Impact of change in ownership of consolidated entities				-98

Other movements	4.4			118	109

Balance at September 30		1 999.3	2 055.5	43 317	38 164

4.1. The gross dividend to shareholders of Novartis AG amounted to USD 7.6 billion. The net dividend payment to Novartis AG shareholders paid in March 2024 amounted to USD 5.2 billion. The USD 2.4 billion Swiss withholding tax on the gross dividend was paid at its due date in April 2024.
4.2. In December 2021, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its up-to USD 15.0 billion share buyback. The arrangement was updated in July 2022, December 2022, and May 2023, and concluded in June 2023.
In June 2023, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase 11.7 million Novartis shares on the second trading line, which concluded in July 2023.
In July 2023, Novartis entered into a new irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its new up-to USD 15.0 billion share buyback.
In June 2024, Novartis amended the arrangement to repurchase an additional 8.7 million Novartis shares on the second trading line to mitigate deliveries under employee participation programs. Novartis is able to cancel this arrangement but may be subject to a

90-day waiting period under certain conditions. As of September 30, 2024, and December 31, 2023, these waiting period conditions were not applicable and as a result, there was no requirement to record a liability under this arrangement as of September 30, 2024, and December 31, 2023.
4.3. Transaction costs in first nine months 2023 of USD 74 million, net of tax of USD 17 million, that were directly attributable to the Distribution (spin-off) of Sandoz business to Novartis AG shareholders and that would otherwise have been avoided, were recorded as a deduction from equity (retained earnings).
4.4. Other movements include, for subsidiaries in hyper-inflationary economies, the impact of the application of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies.”
5. Financial instruments
Fair value by hierarchy
The following table illustrates the three hierarchical levels for valuing financial instruments at fair value as of September 30, 2024, and December 31, 2023. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2023 Annual Report, published on January 31, 2024.

	Level 1		Level 2		Level 3		Total

(USD millions)	Sep 30, 2024	Dec 31, 2023	Sep 30, 2024	Dec 31, 2023	Sep 30, 2024	Dec 31, 2023	Sep 30, 2024	Dec 31, 2023

Financial assets
Cash and cash equivalents
Debt securities	50	50					50	50

Total cash and cash equivalents at fair value	50	50					50	50

Marketable securities
Fund investments	126						126

Derivative financial instruments			216	355			216	355

Total marketable securities and derivative financial instruments at fair value	126		216	355			342	355

Current contingent consideration receivables					103	65	103	65

Current fund investments and equity securities	26	94			21	31	47	125

Long-term financial investments
Debt and equity securities	217	796	8	20	652	616	877	1 432

Fund investments	15	7			189	183	204	190

Non-current contingent consideration receivables					647	553	647	553

Total long-term financial investments at fair value	232	803	8	20	1 488	1 352	1 728	2 175

Associated companies at fair value through profit or loss					94	101	94	101

Financial liabilities
Current contingent consideration liabilities					-254	-14	-254	-14

Current other financial liabilities						-88		-88

Derivative financial instruments			-73	-91			-73	-91

Total current financial liabilities at fair value			-73	-91	-254	-102	-327	-193

Non-current contingent consideration liabilities					-463	-389	-463	-389

In the first nine months of 2024, there was one transfer of equity securities from Level 3 to Level 1 for USD 3 million due to Initial Public Offering.
The fair value of straight bonds amounted to USD 23.7 billion at September 30, 2024 (USD 19.2 billion at December 31, 2023) compared with the carrying amount of USD 24.8 billion at September 30, 2024 (USD 20.6 billion at December 31, 2023). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value.
The carrying amount of financial assets included in the line total long-term financial investments at fair value of USD 1.7 billion at September 30, 2024 (USD 2.2 billion at December 31, 2023) is included in the line “Financial assets” of the consolidated balance sheets. The carrying amount of financial assets included in the line current fund investments and equity securities of USD 47 million at September 30, 2024 (USD 125 million at December 31, 2023) is included in the line “Other current assets” of the consolidated balance sheets. The carrying amount of non-current contingent consideration liabilities of USD 0.5 billion at September 30, 2024 (USD 0.4 billion at December 31, 2023) is included in the line “Provisions and other non-current liabilities” of the consolidated balance sheets.
In the first nine months of 2024, the consolidated foundations’ investments in Sandoz AG shares were fully sold, and the USD 169 million gain on disposal was transferred from other comprehensive income to retained earnings.
The Company’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.
6. Details to the consolidated statements of cash flows
6.1. Non-cash items and other adjustments from continuing operations
The following table shows the reversal of non-cash items and other adjustments in the consolidated statements of cash flows.
(USD millions)	Q3 2024	Q3 2023

Depreciation, amortization and impairments on:
Property, plant and equipment	222	295

Right-of-use assets	67	64

Intangible assets	1 676	2 752

Financial assets [1]	7	-6

Change in provisions and other non-current liabilities	164	-130

Gains on disposal on property, plant and equipment; intangible assets; other non-current assets; and other adjustments on financial assets and other non-current assets, net	-163	-65

Equity-settled compensation expense	255	205

Loss from associated companies	4	3

Income taxes	200	39

Net financial expense	238	207

Other	-44	-35

Total	2 626	3 329

[1] Includes fair value changes
(USD millions)	9M 2024	9M 2023

Depreciation, amortization and impairments on:
Property, plant and equipment	669	760

Right-of-use assets	191	197

Intangible assets	3 581	5 732

Financial assets [1]	13	69

Change in provisions and other non-current liabilities	531	232

Gains on disposal on property, plant and equipment; intangible assets; other non-current assets; and other adjustments on financial assets and other non-current assets, net	-21	-281

Equity-settled compensation expense	772	617

Loss from associated companies	35	7

Income taxes	1 236	812

Net financial expense	624	434

Other	-108	-1

Total	7 523	8 578

[1] Includes fair value changes

6.2. Total amount of income taxes paid
In the first nine months of 2024, the total amount of income taxes paid by continuing operations and the total amount paid by the Company was USD 1 334 million (Q3 2024: USD 285 million), for discontinued operations it was nil.
In the first nine months of 2023, the total amount of income taxes paid by continuing operations was USD 1 694 million (Q3 2023: USD 426 million), and by discontinued operations was USD 162 million (Q3 2023: USD 52 million), which was included within “Net cash flows from operating activities from discontinued operations”. In the first nine months of 2023, the total amount of income taxes paid by the Company was USD 1 856 million (Q3 2023: USD 478 million).
6.3. Cash flows from changes in working capital and other operating items included in the net cash flows from operating activities from continuing operations
(USD millions)	Q3 2024	Q3 2023	9M 2024	9M 2023

Decrease/(increase) in inventories	90	-33	-56	-579

Decrease/(increase) in trade receivables	328	-117	-1 093	-1 264

Decrease in trade payables	-109	-184	-660	-85

Change in other current and non-current assets	-52	16	-429	-84

Change in other current liabilities	783	1 496	1 527	2 027

Total	1 040	1 178	-711	15

6.4. Cash flows arising from acquisitions and divestments of businesses, net from continuing operations
The following table is a summary of the cash flow impact of acquisitions and divestments of businesses.
(USD millions)	Q3 2024	Q3 2023	9M 2024	9M 2023

Total purchase consideration for acquisitions of businesses	-6	-3 922	-4 111	-3 922

Acquired cash and cash equivalents		226	236	226

Fair value of previously held equity interests		27		27

Contingent consideration payable, net	6	163	286	153

Payments (incl. prepayments), deferred consideration and other adjustments, net	-58	61	-3	-39

Cash flows used for acquisitions of businesses [1]	-58	-3 445	-3 592	-3 555

Cash flows from/(used for) divestments of businesses, net [2]	7	2	-57	5

Cash flows used for acquisitions and divestments of businesses, net	-51	-3 443	-3 649	-3 550

[1] The first nine months of 2024 include the payments for purchases of MorphoSys shares by Novartis during the Offer period totaling EUR 0.3 billion (USD 0.3 billion), see Note 3 for further information. The third quarter, as well as the first nine months of 2024, include a USD 58 million (EUR 53 million) payment in relation to the MorphoSys acquisition.

[2] In the first nine months of 2024, USD 57 million (Q3 2024: USD 7 million, net cash inflows) represented the net cash outflows from divestments in prior years.
In the first nine months of 2023, USD 5 million (Q3 2023: USD 2 million) represented the net cash inflows from divestments from prior years.
Note 3 provides further information regarding significant acquisitions and divestments of businesses. All acquisitions were for cash.

7. Legal proceedings update
A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Company may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 21 to the Consolidated Financial Statements in our 2023 Annual Report and 2023 Form 20-F contains a summary as of the date of these reports of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of October 28, 2024, of significant developments in those proceedings, as well as any new significant proceedings commenced since the date of the 2023 Annual Report and 2023 Form 20-F.
Investigations and related litigations
340B Drug Pricing Program investigations
In 2021, Novartis Pharmaceuticals Corporation (NPC) received a notification from the US Health Resources and Services Administration (HRSA) which stated that HRSA believes NPC’s contract pharmacy policy violates the 340B statute, and threatened potential enforcement action. NPC subsequently sued HRSA in the U.S. District Court (USDC) for the District of Columbia to challenge HRSA’s determination and to enjoin HRSA from taking action with respect to NPC’s contract pharmacy policy. HRSA then referred the matter regarding NPC’s contract pharmacy policy to the Office of Inspector General of the US Department of Health and Human Services, which could result in the imposition of civil monetary penalties on NPC. The USDC issued a decision rejecting HRSA’s interpretation of the 340B statute, vacating the violation notification and remanding the matter to HRSA. HRSA appealed, and the United States Court of Appeals for the DC Circuit heard oral argument on the case in 2022. In May 2024, the Court of Appeals for the DC Circuit issued a decision rejecting HRSA’s interpretation of the 340B statute and upholding NPC’s current contract pharmacy policy. HRSA did not seek review from the US Supreme Court, and the decision is now final. In addition, NPC has brought litigation challenging a number of state statutes purporting to add further requirements under the 340B program as to the use of contract pharmacies in those states.
Swiss and EU investigation
In September 2022, the Swiss Competition Commission (COMCO) initiated an investigation of the acquisition of certain patents by Novartis from Genentech in April 2020 and their subsequent enforcement against Eli Lilly and other parties, allegedly in an attempt to protect Cosentyx from competing products. COMCO investigated whether enforcement of the patents violated the Swiss Cartel Act. The European Commission also requested information from Novartis regarding this matter. COMCO and the EC have both formally closed their investigations with no findings and both stated that they have not found any indication of anticompetitive conduct.
Inflation Reduction Act (IRA) litigation
In 2023, following the U.S. government’s selection of Entresto for the first round of the IRA’s “Medicare Drug Price Negotiation Program,” NPC filed a complaint in the USDC for the District of New Jersey on the grounds that those drug price-setting provisions are unconstitutional under the First, Fifth and Eighth Amendments to the U.S. Constitution. In October 2024, the court granted the government’s motion for summary judgment. NPC has appealed to the Third Circuit.
In addition to the matters described above, there have been other non-material developments in the other legal matters described in Note 21 to the Consolidated Financial Statements contained in our 2023 Annual Report and 2023 Form 20-F.
Novartis believes that its total provisions for investigations, product liability, arbitration and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, there can be no assurance that additional liabilities and costs will not be incurred beyond the amounts provided.

8. Operating segment
Following the September 15, 2023, shareholders’ approval of the spin-off of the Sandoz business, the Company reported its consolidated financial statements for the current and prior years as “continuing operations” and “discontinued operations” (see Note 1 and Note 3).
Continuing operations include the retained business activities of Novartis, comprising the innovative medicines business (previously the Innovative Medicines Division) and the continuing corporate activities.
Discontinued operations include the Sandoz generic pharmaceuticals and biosimilars business (the Sandoz Division) and certain corporate activities attributable to Sandoz’s business, as well as certain expenses related to the spin-off. Included in the fourth quarter of 2023 is also the IFRS Accounting Standards non-cash, non-taxable net gain on the Distribution of Sandoz Group AG to Novartis AG shareholders. For further details and disclosures on discontinued operations, refer to Note 3 and Note 11.
The Company’s continuing operations is engaged in the research, development, manufacturing, distribution, and commercialization and sale of innovative medicines, with a focus on the core therapeutic areas: cardiovascular, renal and metabolic; immunology; neuroscience; oncology; and established brands.
Following the spin-off of the Sandoz business, on October 3, 2023, Novartis operates as a single global operating segment innovative medicines company that is engaged in the research, development, manufacturing, distribution and commercialization and sale of innovative medicines. The Company’s research, development, manufacturing and supply of products and functional activities are managed globally on a vertically integrated basis. Commercial efforts that coordinate marketing, sales and distribution of these products are organized by geographic region, therapeutic area and established brands.
The Executive Committee of Novartis (ECN), chaired by the CEO, is the governance body responsible for allocating resources and assessing the business performance of the operating segment of the Company on a global basis and is the chief operating decision-maker (CODM) for the Company.
The determination of a single operating segment is consistent with the financial information regularly reviewed by the CODM for purposes of assessing performance and allocating resources.
See Note 9 for revenues and geographic information disclosures.
9. Revenues and geographic information
Net sales
Net sales information
Net sales from continuing operations comprise the following:
(USD millions)	Q3 2024	Q3 2023	9M 2024	9M 2023

Net sales to third parties from continuing operations	12 823	11 436	37 164	33 212

Sales to discontinued operations		346		805

Net sales from continuing operations	12 823	11 782	37 164	34 017

Net sales from continuing operations by region1
Third quarter
	Q3 2024 USD m	Q3 2023 USD m	% change USD	% change cc 2	Q3 2024 % of total	Q3 2023 % of total

US	5 410	4 648	16	16	42	39

Europe	3 964	3 930	1	1	31	33

Asia/Africa/Australasia	2 534	2 349	8	9	20	20

Canada and Latin America	915	855	7	17	7	8

Total	12 823	11 782	9	10	100	100

Of which in established markets	9 512	8 719	9	9	74	74

Of which in emerging growth markets	3 311	3 063	8	12	26	26

[1] Net sales from continuing operations by location of customer. Emerging growth markets comprise all markets other than the established markets of the US, Canada, Western Europe, Japan, Australia and New Zealand. Novartis definition of Western Europe includes Austria, Belgium, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, Malta, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 46.
Nine months to September 30
	9M 2024 USD m	9M 2023 USD m	% change USD	% change cc 2	9M 2024 % of total	9M 2023 % of total

US	15 144	13 196	15	15	41	39

Europe	11 595	11 281	3	4	31	33

Asia/Africa/Australasia	7 708	7 077	9	13	21	21

Canada and Latin America	2 717	2 463	10	16	7	7

Total	37 164	34 017	9	11	100	100

Of which in established markets	27 162	25 070	8	9	73	74

Of which in emerging growth markets	10 002	8 947	12	16	27	26

[1] Net sales from continuing operations by location of customer. Emerging growth markets comprise all markets other than the established markets of the US, Canada, Western Europe, Japan, Australia and New Zealand. Novartis definition of Western Europe includes Austria, Belgium, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, Malta, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 46.

Net sales from continuing operations by core therapeutic area and established brands
Third quarter
	Q3 2024	Q3 2023	% change	% change
	USD m	USD m 1	USD	cc 2

Cardiovascular, renal and metabolic
Entresto	1 865	1 485	26	26

Leqvio	198	90	120	119

Total cardiovascular, renal and metabolic	2 063	1 575	31	31

Immunology
Cosentyx	1 693	1 329	27	28

Xolair [3]	418	369	13	15

Ilaris	372	335	11	12

Total immunology	2 483	2 033	22	23

Neuroscience
Kesimpta	838	657	28	28

Zolgensma	308	308	0	1

Aimovig	79	69	14	16

Total neuroscience	1 225	1 034	18	19

Oncology
Kisqali	787	562	40	43

Promacta/Revolade	569	576	-1	0

Tafinlar + Mekinist	534	482	11	12

Jakavi	500	427	17	18

Tasigna	419	464	-10	-9

Pluvicto	386	256	51	50

Lutathera	190	159	19	19

Scemblix	182	106	72	72

Piqray/Vijoice	111	128	-13	-13

Kymriah	102	124	-18	-17

Fabhalta	44		nm	nm

Total oncology	3 824	3 284	16	18

Established brands
Sandostatin Group	305	338	-10	-8

Lucentis	245	363	-33	-32

Exforge Group	174	187	-7	-4

Galvus Group	159	181	-12	-6

Diovan Group	150	153	-2	2

Gilenya	130	270	-52	-51

Contract manufacturing	279	471	-41	-41

Other	1 786	1 893	-6	-5

Total established brands	3 228	3 856	-16	-15

Total net sales from continuing operations	12 823	11 782	9	10

[1] Reclassified to conform with 2024 presentation of brands by therapeutic area and established brands.
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 46.
[3] Net sales from continuing operations reflect Xolair sales for all indications.

nm = not meaningful

Net sales from continuing operations by core therapeutic area and established brands
Nine months to September 30
	9M 2024	9M 2023	% change	% change
	USD m	USD m 1	USD	cc 2

Cardiovascular, renal and metabolic
Entresto	5 642	4 400	28	30

Leqvio	531	232	129	130

Total cardiovascular, renal and metabolic	6 173	4 632	33	35

Immunology
Cosentyx	4 545	3 677	24	25

Xolair [3]	1 244	1 085	15	17

Ilaris	1 096	979	12	16

Other	1		nm	nm

Total immunology	6 886	5 741	20	22

Neuroscience
Kesimpta	2 274	1 530	49	49

Zolgensma	952	928	3	4

Aimovig	232	197	18	18

Other	1		nm	nm

Total neuroscience	3 459	2 655	30	31

Oncology
Kisqali	2 131	1 470	45	48

Promacta/Revolade	1 633	1 706	-4	-3

Tafinlar + Mekinist	1 531	1 436	7	9

Jakavi	1 449	1 276	14	16

Tasigna	1 260	1 402	-10	-9

Pluvicto	1 041	707	47	47

Lutathera	534	458	17	17

Scemblix	482	288	67	69

Piqray/Vijoice	340	374	-9	-9

Kymriah	335	388	-14	-12

Fabhalta	72		nm	nm

Other		1	nm	nm

Total oncology	10 808	9 506	14	15

Established brands
Sandostatin Group	973	998	-3	-1

Lucentis	834	1 174	-29	-28

Exforge Group	544	557	-2	1

Galvus Group	458	539	-15	-8

Diovan Group	450	466	-3	1

Gilenya	443	771	-43	-41

Contract manufacturing	829	1 174	-29	-29

Other	5 307	5 804	-9	-8

Total established brands	9 838	11 483	-14	-13

Total net sales from continuing operations	37 164	34 017	9	11

[1] Reclassified to conform with 2024 presentation of brands by therapeutic area and established brands.
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 46.
[3] Net sales from continuing operations reflect Xolair sales for all indications.

nm = not meaningful

Net sales from continuing operations of the top 20 brands in 2024
Third quarter
			US		Rest of world			Total

Brands	Brand classification by therapeutic area or established brands	Key indications	USD m	% change USD/cc 1	USD m	% change USD	% change cc 1	USD m	% change USD	% change cc 1

Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	912	25	953	26	26	1 865	26	26

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA), hidradenitis suppurativa (HS)	993	38	700	14	16	1 693	27	28

Kesimpta	Neuroscience	Relapsing-remitting multiple sclerosis (RRMS)	571	40	267	7	7	838	28	28

Kisqali	Oncology	HR+/HER2- metastatic breast cancer	441	50	346	29	36	787	40	43

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	306	-3	263	0	3	569	-1	0

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication	227	13	307	9	11	534	11	12

Jakavi	Oncology	Myelofibrosis (MF), polycytomia vera (PV), graft-versus-host disease (GvHD)			500	17	18	500	17	18

Tasigna	Oncology	Chronic myeloid leukemia (CML)	226	2	193	-21	-19	419	-10	-9

Xolair [2]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps			418	13	15	418	13	15

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	205	13	167	9	12	372	11	12

Pluvicto	Oncology	PSMA-positive mCRPC patients post-ARPI, post-Taxane	301	26	85	nm	nm	386	51	50

Sandostatin Group	Established brands	Carcinoid tumors, acromegaly	187	-14	118	-2	2	305	-10	-8

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	101	13	207	-5	-5	308	0	1

Lucentis	Established brands	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)			245	-33	-32	245	-33	-32

Exforge Group	Established brands	Hypertension	1	-67	173	-6	-3	174	-7	-4

Lutathera	Oncology	GEP-NETs gastroenteropancreatic neuroendocrine tumors	134	18	56	24	23	190	19	19

Leqvio	Cardiovascular, renal and metabolic	Atherosclerotic cardiovascular disease (ASCVD)	101	84	97	177	177	198	120	119

Scemblix	Oncology	Philadelphia chromosome- positive chronic myeloid leukemia (Ph+ CML)	112	53	70	112	115	182	72	72

Galvus Group	Established brands	Type 2 diabetes			159	-12	-6	159	-12	-6

Diovan Group	Established brands	Hypertension	6	-45	144	1	5	150	-2	2

Top 20 brands total			4 824	25	5 468	10	12	10 292	17	18

Rest of portfolio			586	-25	1 945	-10	-9	2 531	-14	-14

Total net sales from continuing operations			5 410	16	7 413	4	6	12 823	9	10

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 46.
[2] Net sales from continuing operations reflect Xolair sales for all indications.

nm = not meaningful

Net sales from continuing operations of the top 20 brands in 2024
Nine months to September 30
			US		Rest of world			Total

Brands	Brand classification by therapeutic area or established brands	Key indications	USD m	% change USD/cc 1	USD m	% change USD	% change cc 1	USD m	% change USD	% change cc 1

Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	2 807	28	2 835	28	31	5 642	28	30

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA), hidradenitis suppurativa (HS)	2 522	33	2 023	14	16	4 545	24	25

Kesimpta	Neuroscience	Relapsing-remitting multiple sclerosis (RRMS)	1 541	43	733	61	64	2 274	49	49

Kisqali	Oncology	HR+/HER2- metastatic breast cancer	1 129	61	1 002	30	36	2 131	45	48

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	855	-5	778	-3	0	1 633	-4	-3

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication	613	4	918	9	12	1 531	7	9

Jakavi	Oncology	Myelofibrosis (MF), polycytomia vera (PV), graft-versus-host disease (GvHD)			1 449	14	16	1 449	14	16

Tasigna	Oncology	Chronic myeloid leukemia (CML)	630	-5	630	-15	-12	1 260	-10	-9

Xolair [2]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps			1 244	15	17	1 244	15	17

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	565	16	531	8	15	1 096	12	16

Pluvicto	Oncology	PSMA-positive mCRPC patients post-ARPI, post-Taxane	877	31	164	nm	nm	1 041	47	47

Sandostatin Group	Established brands	Carcinoid tumors, acromegaly	613	-3	360	-2	2	973	-3	-1

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	339	20	613	-5	-3	952	3	4

Lucentis	Established brands	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)			834	-29	-28	834	-29	-28

Exforge Group	Established brands	Hypertension	6	-45	538	-1	2	544	-2	1

Lutathera	Oncology	GEP-NETs gastroenteropancreatic neuroendocrine tumors	375	16	159	19	19	534	17	17

Leqvio	Cardiovascular, renal and metabolic	Atherosclerotic cardiovascular disease (ASCVD)	269	98	262	173	176	531	129	130

Scemblix	Oncology	Philadelphia chromosome- positive chronic myeloid leukemia (Ph+ CML)	305	44	177	133	137	482	67	69

Galvus Group	Established brands	Type 2 diabetes			458	-15	-8	458	-15	-8

Diovan Group	Established brands	Hypertension	21	-45	429	0	5	450	-3	1

Top 20 brands total			13 467	25	16 137	11	15	29 604	17	19

Rest of portfolio			1 677	-30	5 883	-7	-6	7 560	-13	-13

Total net sales from continuing operations			15 144	15	22 020	6	8	37 164	9	11

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 46.
[2] Net sales from continuing operations reflect Xolair sales for all indications.

nm = not meaningful

Other revenues
(USD millions)	Q3 2024	Q3 2023	9M 2024	9M 2023

Profit sharing income	276	251	758	696

Royalty income	6	22	30	63

Milestone income	6	7	26	35

Other [1]	61	30	186	73

Total other revenues	349	310	1 000	867

[1] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales.
10. Other interim disclosures
Property, plant and equipment, right-of-use assets and intangible assets
The following table shows additional disclosures related to property, plant and equipment, right-of-use assets and intangible assets for continuing operations:
(USD millions)	Q3 2024	Q3 2023	9M 2024	9M 2023

Property, plant and equipment impairment charges	-2	-27	-12	-85

Property, plant and equipment impairment reversal		-37		11

Property, plant and equipment depreciation charge	-220	-231	-657	-686

Right-of-use assets impairment charges		-2		-2

Right-of-use assets impairment reversal	1		1

Right-of-use assets depreciation charge	-67	-62	-191	-195

Intangible assets impairment charges [1]	-811	-1 738	-1 005	-2 665

Intangible assets impairment reversal	9		9

Intangible assets amortization charge	-874	-1 014	-2 585	-3 067

[1] Q3 2024 and 9M 2024 include an impairment of goodwill related to the MorphoSys business acquisition (USD 0.8 billion). See Note 3 for additional information.
     Q3 2023 and 9M 2023 include the write-down of IPR&D on the cessation of clinical development programs, including the clinical development programs PPY988 (USD 1.0 billion) and VDT482 (USD 0.4 billion). 9M 2023 also includes the write-down of IPR&D on the cessation of the clinical research program NIZ985 (USD 0.3 billion) and the write-down of a currently marketed product by USD 0.3 billion to reflect reduction in its recoverable amount.

The following table shows the additions to property, plant and equipment, right-of-use assets and intangible assets for continuing operations excluding the impact of business acquisitions, which are disclosed in Note 3:
(USD millions)	Q3 2024	Q3 2023	9M 2024	9M 2023

Additions to property, plant and equipment	379	260	885	648

Additions to right-of-use assets	115	46	212	238

Additions to intangible assets other than goodwill	337	317	1 512	1 033

Financial debt
(USD millions)	Sep 30, 2024	Dec 31, 2023

Straight bonds	24 777	20 585

Other bonds [1]	526

Total bonds	25 303	20 585

Other financial debt	90	42

Total, including current portion of non-current financial debt	25 393	20 627

Less current portion of non-current financial debt	-1 643	-2 191

Total non-current financial debt	23 750	18 436

[1] Other bonds average interest rate 5.3%
The following table provides a breakdown of straight bonds:
Coupon	Currency	Notional amount (millions)	Issuance year	Maturity year	Issuer	Issue price	Carrying value Sep 30, 2024 (USD millions)	Carrying value Dec 31, 2023 (USD millions)

3.700%	USD	500	2012	2042	Novartis Capital Corporation, New York, United States	98.325%	491	491

3.400% [1]	USD	2 150	2014	2024	Novartis Capital Corporation, New York, United States	99.287%		2 150

4.400%	USD	1 850	2014	2044	Novartis Capital Corporation, New York, United States	99.196%	1 828	1 828

1.625%	EUR	600	2014	2026	Novartis Finance S.A., Luxembourg, Luxembourg	99.697%	669	663

0.250%	CHF	500	2015	2025	Novartis AG, Basel, Switzerland	100.640%	594	595

0.625%	CHF	550	2015	2029	Novartis AG, Basel, Switzerland	100.502%	654	654

1.050%	CHF	325	2015	2035	Novartis AG, Basel, Switzerland	100.479%	386	387

3.000%	USD	1 750	2015	2025	Novartis Capital Corporation, New York, United States	99.010%	1 747	1 745

4.000%	USD	1 250	2015	2045	Novartis Capital Corporation, New York, United States	98.029%	1 223	1 222

0.625%	EUR	500	2016	2028	Novartis Finance S.A., Luxembourg, Luxembourg	98.480%	555	549

3.100%	USD	1 000	2017	2027	Novartis Capital Corporation, New York, United States	99.109%	997	995

1.125%	EUR	600	2017	2027	Novartis Finance S.A., Luxembourg, Luxembourg	99.874%	669	662

1.375%	EUR	750	2018	2030	Novartis Finance S.A., Luxembourg, Luxembourg	99.957%	836	828

1.700%	EUR	750	2018	2038	Novartis Finance S.A., Luxembourg, Luxembourg	99.217%	831	823

1.750%	USD	1 000	2020	2025	Novartis Capital Corporation, New York, United States	99.852%	999	999

2.000%	USD	1 250	2020	2027	Novartis Capital Corporation, New York, United States	99.909%	1 248	1 247

2.200%	USD	1 500	2020	2030	Novartis Capital Corporation, New York, United States	99.869%	1 495	1 495

2.750%	USD	1 250	2020	2050	Novartis Capital Corporation, New York, United States	97.712%	1 217	1 216

0.000% [2]	EUR	1 850	2020	2028	Novartis Finance S.A., Luxembourg, Luxembourg	99.354%	2 056	2 036

1.600% [3]	CHF	650	2024	2027	Novartis AG, Basel, Switzerland	100.138%	772

1.650% [3]	CHF	435	2024	2031	Novartis AG, Basel, Switzerland	100.148%	516

1.750% [3]	CHF	645	2024	2034	Novartis AG, Basel, Switzerland	100.229%	766

1.850% [3]	CHF	280	2024	2040	Novartis AG, Basel, Switzerland	100.268%	333

1.850% [3]	CHF	190	2024	2049	Novartis AG, Basel, Switzerland	100.149%	225

3.800% [4]	USD	1 000	2024	2029	Novartis Capital Corporation, New York, United States	99.757%	995

4.000% [4]	USD	850	2024	2031	Novartis Capital Corporation, New York, United States	99.565%	843

4.200% [4]	USD	1 100	2024	2034	Novartis Capital Corporation, New York, United States	99.282%	1 088

4.700% [4]	USD	750	2024	2054	Novartis Capital Corporation, New York, United States	99.936%	744

Total straight bonds							24 777	20 585

[1] Novartis repaid the bond in the second quarter of 2024 in accordance with its terms.
[2] The EUR 1 850 million bond issued in 2020 features a coupon step-up of 0.25% commencing with the first interest payment date after December 31, 2025, if one or both of the 2025 Patient Access Targets are not met. These 2025 Patient Access Targets are the 2025 Flagship Programs Patient Reach Target and the 2025 Strategic Innovative Therapies Patient Reach Target, as defined in the bond prospectus. As of September 30, 2024, there is no indication that these 2025 Patient Access Targets will not be met.

[3] Novartis issued these bonds in the second quarter of 2024.
[4] Novartis issued these bonds in the third quarter of 2024.
In May 2024, Novartis replaced its existing USD 6.0 billion credit facility with a syndicate of banks (which was undrawn at its replacement date and December 31, 2023 and had a maturity date of September 2025) with a new USD 6.0 billion credit facility with a syndicate of banks. This credit facility is intended to be used as a backstop for the US commercial paper program.

This facility matures in May 2029, and was undrawn as at September 30, 2024.
Commitments
Research and development commitments
The Company has entered into long-term research and development agreements with various institutions related to intangible assets. These agreements provide for potential milestone payments by Novartis, which are dependent on successful clinical development, or meeting speciﬁed sales targets, or other conditions that are speciﬁed in the agreements.
As of September 30, 2024, the amount and estimated timing of the Company’s commitments to make payments under those agreements, which are shown without risk adjustment and on an undiscounted basis, were as follows:
(USD millions)	2024

2024	210

2025	180

2026	405

2027	642

2028	696

2029	596

Thereafter	6 077

Total	8 806

Other commitments
The Company routinely acquires businesses and interests in intellectual property focused on key disease areas and indications that the Company expects to be growth drivers in the future. The Company has commitments through the publication date of these condensed interim consolidated financial statements, totaling USD 3.3 billion (of which USD 0.7 billion may become payable in 2024) related to the acquisition of a business and interests in intellectual property subject to the satisfaction of conditions precedent in the arrangements.
11. Discontinued operations
Discontinued operations included the operational results from the Sandoz generic pharmaceuticals and biosimilars division and certain corporate activities attributable to the Sandoz business, as well as certain other expenses related to the spin-off (refer to Note 3 for further details).
The Sandoz business operated in the off-patent medicines segment and specialized in the development, manufacturing, and marketing of generic pharmaceuticals and biosimilars. The Sandoz business was organized globally into two franchises: Generics and Biosimilars.
As the Sandoz business spin-off was completed on October 3, 2023, there were no operating results in the first nine months of 2024.

Net income from discontinued operations
(USD millions)	Q3 2023	9M 2023

Net sales to third parties from discontinued operations	2 329	7 128

Sales to continuing operations	147	300

Net sales from discontinued operations	2 476	7 428

Other revenues	7	19

Cost from goods sold	-1 493	-4 044

Gross profit from discontinued operations	990	3 403

Selling, general and administration	-581	-1 728

Research and development	-230	-671

Other income	28	56

Other expense	-293	-795

Operating (loss)/income from discontinued operations	-86	265

Income from associated companies	1	2

Interest expense	-14	-33

Other financial income and expense	-2	-20

(Loss)/Income before taxes from discontinued operations	-101	214

Income taxes [1]	351	226

Net income from discontinued operations	250	440

[1] The tax rate in the third quarter 2023 and in the first nine months 2023 was impacted by non-recurring items such as tax benefits arising from intercompany transactions to effect the spin-off of the Sandoz business, net decreases in uncertain tax positions of the Sandoz business and the favorable settlement of a tax matter related to the Alcon business, which was spun-off in 2019. Excluding these impacts, the tax rate would have been 28% in third quarter 2023 and 31.2% in the first nine months 2023.

Supplemental disclosures related to discontinued operations
Net income from discontinued operations
Included in net income from discontinued operations were:
(USD millions)	Q3 2023	9M 2023

Interest income	1	2

Depreciation of property, plant and equipment	-45	-144

Depreciation of right-of-use assets	-14	-32

Amortization of intangible assets	-60	-171

Impairment charges on property, plant and equipment	-3	-5

Impairment charges on intangible assets	-30	-44

Additions to restructuring provisions	-11	-27

Equity-based compensation expense related to Novartis equity-based participation plans	-24	-60

In 2023 there were no impairment charges and no reversals of impairment charges on right-of-use assets and no reversals of impairment charges on intangible assets of discontinued operations.
Financial debt
Sandoz business entered into financing agreements with a group of banks under which it borrowed on September 28, 2023, a total amount of USD 3.3 billion. See Note 3 for further disclosures.
Net cash flows from financing activities from discontinued operations
In the first nine months of 2023, the net cash inflows from financing activities from discontinued operations of USD 3.4 billion (Q3 2023: USD 3.5 billion) were mainly driven by USD 3.6 billion (Q3 2023: USD 3.5 billion) cash inflows from bank borrowings (including the USD 3.3 billion Sandoz business borrowings on September 28, 2023, from a group of banks) in connection with the Distribution (spin-off) of the Sandoz business to Novartis AG shareholders (see Note 3).

Other information
The following table shows for discontinued operations the additions to property, plant and equipment, right-of-use assets and intangible assets:
(USD millions)	Q3 2023	9M 2023

Additions to property, plant and equipment	85	245

Additions to right-of-use assets	33	66

Additions to goodwill and intangible assets	165	221

For additional information related to the October 3, 2023, distribution (spin-off) of the Sandoz business to Novartis AG shareholders, effected through a dividend in kind distribution of Sandoz Group AG shares to Novartis AG shareholders and ADR holders, refer to Note 3.
12. Events subsequent to the September 30, 2024, consolidated balance sheet
Purchase (squeeze-out) of MorphoSys non-controlling interest
On October 15, 2024, the process for the “squeeze-out” of the remaining non-controlling interests (minority shareholders) of MorphoSys was completed, and as a result Novartis holds 100% of the outstanding MorphoSys shares. For further information see Note 3 - Acquisition of MorphoSys AG.
Other commitments
During October 2024, the Company entered into arrangements to acquire interests in intellectual property. For further information see Note 10 - Other commitments.

Supplementary information (unaudited)

Non-IFRS measures as defined by Novartis
Novartis uses certain non-IFRS Accounting Standards metrics when measuring performance, especially when measuring current-year results against prior periods, including core results, constant currencies and free cash flow. These are referred to by Novartis as non-IFRS measures.
Despite the use of these measures by management in setting goals and measuring the Company’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS Accounting Standards. As a result, such measures have limits in their usefulness to investors.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS Accounting Standards measures) may not be comparable to the calculation of similar measures of other companies. These non-IFRS measures are presented solely to permit investors to more fully understand how the Company’s management assesses underlying performance. These non-IFRS measures are not, and should not be viewed as, a substitute for IFRS Accounting Standards measures and should be viewed in conjunction with the consolidated financial statements presented in accordance with IFRS Accounting Standards.
As an internal measure of Company performance, these non-IFRS measures have limitations, and the Company’s performance management process is not solely restricted to these metrics.
Core results
The Company’s core results – including core operating income, core net income and core earnings per share – exclude fully the amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss, impact of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” to other financial income and expense, and certain acquisition- and divestment-related items. The following items that exceed a threshold of USD 25 million are also excluded: integration- and divestment-related income and expenses; divestment gains and losses; restructuring charges/releases and related items; legal-related items; impairments of property, plant and equipment, software, and financial assets, and income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.
Novartis believes that investor understanding of the Company’s performance is enhanced by disclosing core measures of performance since, core measures exclude items that can vary significantly from year to year, they enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS Accounting Standards measures and other measures as important factors in assessing the Company’s performance.
The following are examples of how these core measures are used:
• In addition to monthly reports containing financial information prepared under IFRS Accounting Standards, senior management receives a monthly analysis incorporating these non-IFRS core measures.
• Annual budgets are prepared for both IFRS Accounting Standards and non-IFRS core measures.
As an internal measure of Company performance, the core results measures have limitations, and the Company’s performance management process is not solely restricted to these metrics. A limitation of the core results measures is that they provide a view of the Company’s operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of intangible assets, impairments to property, plant and equipment and restructurings and related items.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect the Company’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:
• The impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD
• The impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
We calculate constant currency measures by translating the current year’s foreign currency values for sales and other income statement items into USD (excluding the IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” adjustments to the local currency income statements of subsidiaries operating in hyperinflationary economies), using the average exchange rates from the prior year and comparing them to the prior year values in USD.
We use these constant currency measures in evaluating the Company’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation,

we also consider equivalent measures of performance that are not affected by changes in the relative value of currencies.
Growth rate calculation
For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared with the prior year is shown as a positive growth.
Free cash flow
Novartis defines free cash flow as net cash flows from operating activities less purchases of property, plant and equipment. This definition provides a performance measure focusing on core operating activities and excludes items that can vary significantly from year to year, thereby enabling better comparison of business performance across years.
Free cash flow is a non-IFRS measure and is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS Accounting Standards. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Company’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for investment in strategic opportunities, returning to shareholders and for debt repayment. Free cash flow is a non-IFRS measure, which means it should not be interpreted as a measure determined under IFRS Accounting Standards.
Additional information
Net debt
Novartis calculates net debt as current financial debts and derivative financial instruments plus non-current financial debts less cash and cash equivalents and marketable securities, commodities, time deposits and derivative financial instruments.
Net debt is presented as additional information because it sets forth how management monitors net debt or liquidity and management believes it is a useful supplemental indicator of the Company’s ability to pay dividends, to meet financial commitments, and to invest in new strategic opportunities, including strengthening its balance sheet.
See page 55 for additional disclosures related to net debt.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results
The following tables provide an overview of the reconciliation from IFRS Accounting Standards results to non-IFRS measure core results:
Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results – Total Company
(USD millions unless indicated otherwise)	Q3 2024	Q3 2023	9M 2024	9M 2023

IFRS Accounting Standards operating income from continuing operations	3 627	1 762	11 014	7 187

Amortization of intangible assets	799	955	2 374	2 896

Impairments

Intangible assets	802	1 738	996	2 664

Property, plant and equipment related to the company-wide rationalization of manufacturing sites		46		3

Other property, plant and equipment	1	11	7	33

Total impairment charges	803	1 795	1 003	2 700

Acquisition or divestment of businesses and related items

- Income	-100	-1	-315	-64

- Expense	125	20	355	23

Total acquisition or divestment of businesses and related items, net	25	19	40	-41

Other items

Divestment gains	-27	-90	-46	-222

Financial assets - fair value adjustments	7	-6	13	69

Restructuring and related items

- Income	-25	-59	-106	-154

- Expense	77	156	335	951

Legal-related items

- Income				-484

- Expense	39		89	31

Additional income	-90	-169	-105	-439

Additional expense	-90	42	24	57

Total other items	-109	-126	204	-191

Total adjustments	1 518	2 643	3 621	5 364

Core operating income from continuing operations	5 145	4 405	14 635	12 551

as % of net sales	40.1%	37.4%	39.4%	36.9%

Loss from associated companies	-4	-3	-35	-7

Core adjustments to loss from associated companies, net of tax			26

Interest expense	-264	-222	-731	-638

Other financial income and expense	26	15	107	204

Core adjustments to other financial income and expense	30	31	105	89

Income taxes, adjusted for above items (core income taxes)	-800	-641	-2 285	-1 879

Core net income from continuing operations	4 133	3 585	11 822	10 320

Core net income from discontinued operations [1]		199		889

Core net income	4 133	3 784	11 822	11 209

Core net income attributable to shareholders of Novartis AG	4 136	3 782	11 825	11 205

Core basic EPS from continuing operations (USD) [2]	2.06	1.74	5.83	4.95

Core basic EPS from discontinued operations (USD) [1,2]		0.09		0.42

Core basic EPS (USD) [2]	2.06	1.83	5.83	5.37

[1] For details on discontinued operations core results refer to page 51.
[2] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares used in the basic EPS calculation outstanding in a reporting period.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results – Total Company
Third quarter
(USD millions unless indicated otherwise)	Q3 2024 IFRS Accounting Standards results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q3 2024 Core results	Q3 2023 Core results

Gross profit from continuing operations	9 938	738	-9		2	10 669	9 789

Operating income from continuing operations	3 627	799	803	25	-109	5 145	4 405

Income before taxes from continuing operations	3 385	799	803	25	-79	4 933	4 226

Income taxes [5]	-200	-144		-2	-454	-800	-641

Net income from continuing operations	3 185					4 133	3 585

Net income from discontinued operations [6]							199

Net income	3 185					4 133	3 784

Basic EPS from continuing operations (USD) [7]	1.58					2.06	1.74

Basic EPS from discontinued operations (USD) [6,7]							0.09

Basic EPS (USD) [7]	1.58					2.06	1.83

The following are adjustments to arrive at core gross profit from continuing operations

Cost of goods sold	-3 234	738	-9		2	-2 503	-2 303

The following are adjustments to arrive at core operating income from continuing operations

Selling, general and administration	-3 134				1	-3 133	-3 093

Research and development	-2 392	61	11	2	-3	-2 321	-2 187

Other income	355			-100	-164	91	179

Other expense	-1 140		801	123	55	-161	-283

The following are adjustments to arrive at core income before taxes from continuing operations

Other financial income and expense	26				30	56	46

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products; research and development includes the amortization of acquired rights to scientific infrastructure and technologies

[2] Impairments: cost of goods sold and research and development includes net impairment charges related to intangible assets; other income and other expense includes net impairment charges related to property, plant and equipment; other expense also includes a goodwill impairment

[3] Acquisition or divestment of businesses and related items, including integration charges: research and development and other expense include integration cost charges; other income and other expense includes transitional service-fee income and expenses related to the Sandoz distribution

[4] Other items: cost of goods sold, selling, general and administration, and other income and other expense include restructuring income and charges related to the initiative to implement a new streamlined organizational model, the company-wide rationalization of manufacturing sites and other net restructuring charges and related items; other income and other expense includes fair value adjustments; a fair value adjustment on a contingent receivable; other income also includes divestment gains; other expense includes legal related items; and an adjustment to environmental provision; loss from associated companies includes a divestment adjustment related to the sale of an investment in associated companies; other financial income and expense includes the impact of IAS Standards 29 "Financial Reporting in Hyperinflationary Economies" for subsidiaries operating in hyperinflationary economies.

[5] Taxes on the adjustments between IFRS Accounting Standards and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 1.5 billion to arrive at the core results before tax amounts to USD 600 million. The average tax rate on the total adjustments was 38.8% since the quarterly core tax charge of 16.2% has been applied to the pre-tax income of the period.

[6] For details on discontinued operations core results refer to page 51.
[7] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results – Total Company
Nine months to September 30
(USD millions unless indicated otherwise)	9M 2024 IFRS Accounting Standards results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	9M 2024 Core results	9M 2023 Core results

Gross profit from continuing operations	28 661	2 235	-9		11	30 898	28 380

Operating income from continuing operations	11 014	2 374	1 003	40	204	14 635	12 551

Income before taxes from continuing operations	10 355	2 374	1 003	40	335	14 107	12 199

Income taxes [5]	-1 236	-439	-26	-7	-577	-2 285	-1 879

Net income from continuing operations	9 119					11 822	10 320

Net income from discontinued operations [6]							889

Net income	9 119					11 822	11 209

Basic EPS from continuing operations (USD) [7]	4.50					5.83	4.95

Basic EPS from discontinued operations (USD) [7]							0.42

Basic EPS (USD) [7]	4.50					5.83	5.37

The following are adjustments to arrive at core gross profit from continuing operations

Cost of goods sold	-9 503	2 235	-9		11	-7 266	-6 504

The following are adjustments to arrive at core operating income from continuing operations

Selling, general and administration	-9 065				2	-9 063	-9 045

Research and development	-7 180	139	205	23	13	-6 800	-6 369

Other income	877			-315	-315	247	319

Other expense	-2 279		807	332	493	-647	-734

The following are adjustments to arrive at core income before taxes from continuing operations

Loss from associated companies	-35				26	-9	-7

Other financial income and expense	107				105	212	293

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products; research and development includes the amortization of acquired rights to scientific infrastructure and technologies

[2] Impairments: cost of goods sold and research and development includes net impairment charges related to intangible assets; other income and other expense includes net impairment charges related to property, plant and equipment; other expense also includes a goodwill impairment

[3] Acquisition or divestment of businesses and related items, including integration charges: research and development and other expense include integration cost charges; other income and other expense includes transitional service-fee income and expenses related to the Sandoz distribution

[4] Other items: cost of goods sold, selling, general and administration, and other income and other expense includes restructuring income and charges related to the initiative to implement a new streamlined organizational model, the company-wide rationalization of manufacturing sites and other net restructuring charges and related items; research and development includes contingent consideration adjustments; other income and other expense includes fair value adjustments; a curtailment gain; a fair value adjustment on a contingent receivable; other income also includes divestment gains; other expense includes legal related items; an adjustment to environmental provision and other costs and items; loss from associated companies includes a divestment adjustment related to the sale of an investment in associated companies; other financial income and expense includes the impact of IAS Standards 29 "Financial Reporting in Hyperinflationary Economies" for subsidiaries operating in hyperinflationary economies and currency devaluation losses, an adjustment related to the gain on sale of financial assets and interests on tax related items.

[5] Taxes on the adjustments between IFRS Accounting Standards and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 3.8 billion to arrive at the core results before tax amounts to USD 1.0 billion. The average tax rate on the total adjustments was 28.0% since the estimated full year core tax charge of 16.2% has been applied to the pre-tax income of the period.

[6] For details on discontinued operations core results refer to page 51.
[7] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results – Discontinued operations
Third quarter
(USD millions unless indicated otherwise)	Q3 2023 Core results

Gross profit from discontinued operations	1 087

Operating income from discontinued operations	250

Income before taxes from discontinued operations	240

Income taxes	-41

Net income from discontinued operations	199

Basic EPS from discontinued operations (USD) [1]	0.09

The following are adjustments to arrive at core gross profit from discontinued operations

Cost of goods sold	-1 396

The following are adjustments to arrive at core operating income from discontinued operations

Research and development	-222

Other income	26

Other expense	-60

The following are adjustments to arrive at core income before taxes from discontinued operations

Other financial income and expense	3

[1] Earnings per share (EPS) is calculated on the amount of net income from discontinued operations attributable to shareholders of Novartis AG.

Nine months to September 30
(USD millions unless indicated otherwise)	9M 2023 Core results

Gross profit from discontinued operations	3 659

Operating income from discontinued operations	1 185

Income before taxes from discontinued operations	1 140

Income taxes	-251

Net income from discontinued operations	889

Basic EPS from discontinued operations (USD) [1]	0.42

The following are adjustments to arrive at core gross profit from discontinued operations

Cost of goods sold	-3 788

The following are adjustments to arrive at core operating income from discontinued operations

Selling, general and administration	-1 703

Research and development	-661

Other income	31

Other expense	-141

The following are adjustments to arrive at core income before taxes from discontinued operations

Other financial income and expense	-14

[1] Earnings per share (EPS) is calculated on the amount of net income from discontinued operations attributable to shareholders of Novartis AG.

Free cash flow
The following table is a reconciliation of the three major categories of the IFRS Accounting Standards consolidated statements of cash flows to the non-IFRS measure free cash flow:
Third quarter
	Q3 2024			Q3 2023

(USD millions)	IFRS Accounting Standards cash flow	Adjustments	Free cash flow	IFRS Accounting Standards cash flow	Adjustments	Free cash flow

Net cash flows from operating activities from continuing operations	6 286		6 286	5 304		5 304

Net cash flows from operating activities from discontinued operations				74		74

Total net cash flows from operating activities	6 286		6 286	5 378		5 378

Net cash flows used in investing activities from continuing operations	-374	53	-321	-2 004	1 743	-261

Net cash flows used in investing activities from discontinued operations				-208	134	-74

Total net cash flows used in investing activities [1]	-374	53	-321	-2 212	1 877	-335

Net cash flows used in financing activities from continuing operations	-382	382	0	-4 306	4 306	0

Net cash flows from financing activities from discontinued operations				3 474	-3 474	0

Total net cash flows used in financing activities [2]	-382	382	0	-832	832	0

Non-IFRS measure free cash flow from continuing operations			5 965			5 043

Non-IFRS measure free cash flow from discontinued operations						0

Total non-IFRS measure free cash flow			5 965			5 043

[1] With the exception of purchases of property, plant and equipment, all net cash flows used in investing activities from continuing operations and from discontinued operations are excluded from the free cash flow.

[2] Net cash flows (used in)/from financing activities from continuing operations and from discontinued operations are excluded from the free cash flow.

Free cash flow
Nine months to September 30
	9M 2024			9M 2023

(USD millions)	IFRS Accounting Standards cash flow	Adjustments	Free cash flow	IFRS Accounting Standards cash flow	Adjustments	Free cash flow

Net cash flows from operating activities from continuing operations	13 426		13 426	11 673		11 673

Net cash flows from operating activities from discontinued operations				238		238

Total net cash flows from operating activities	13 426		13 426	11 911		11 911

Net cash flows (used in)/from investing activities from continuing operations	-4 480	3 672	-808	7 741	-8 395	-654

Net cash flows used in investing activities from discontinued operations				-385	166	-219

Total net cash flows (used in)/from investing activities [1]	-4 480	3 672	-808	7 356	-8 229	-873

Net cash flows used in financing activities from continuing operations	-8 746	8 746	0	-17 068	17 068	0

Net cash flows from financing activities from discontinued operations				3 397	-3 397	0

Total net cash flows used in financing activities [2]	-8 746	8 746	0	-13 671	13 671	0

Non-IFRS measure free cash flow from continuing operations			12 618			11 019

Non-IFRS measure free cash flow from discontinued operations						19

Total non-IFRS measure free cash flow			12 618			11 038

[1] With the exception of purchases of property, plant and equipment, all net cash flows (used in)/from investing activities from continuing operations and from discontinued operations are excluded from the free cash flow.

[2] Net cash flows (used in)/from financing activities from continuing operations and from discontinued operations are excluded from the free cash flow.

The following table is a summary of the non-IFRS measure free cash flow:
Third quarter
(USD millions)	Q3 2024	Q3 2023

Operating income from continuing operations	3 627	1 762

Adjustments for non-cash items
Depreciation, amortization and impairments	1 972	3 105

Change in provisions and other non-current liabilities	164	-130

Other	48	105

Operating income adjusted for non-cash items from continuing operations	5 811	4 842

Dividends received from associated companies and others		1

Interest received and change in other financial receipts	112	146

Interest paid and change in other financial payments	-176	-182

Income taxes paid	-285	-426

Payments out of provisions and other net cash movements in non-current liabilities	-216	-255

Change in inventories and trade receivables less trade payables	309	-334

Change in other net current assets and other operating cash flow items	731	1 512

Net cash flows from operating activities from continuing operations	6 286	5 304

Purchases of property, plant and equipment	-321	-261

Non-IFRS measure free cash flow from continuing operations	5 965	5 043

Non-IFRS measure free cash flow from discontinued operations [1]		0

Total non-IFRS measure free cash flow	5 965	5 043

[1] In the third quarter of 2023, the free cash flow from discontinued operations was zero consisting of USD 74 million net cash inflows from operating activities from discontinued operations, less purchases of property, plant and equipment by discontinued operations of USD 74 million.

Nine months to September 30
(USD millions)	9M 2024	9M 2023

Operating income from continuing operations	11 014	7 187

Adjustments for non-cash items
Depreciation, amortization and impairments	4 454	6 758

Change in provisions and other non-current liabilities	531	232

Other	643	335

Operating income adjusted for non-cash items from continuing operations	16 642	14 512

Dividends received from associated companies and others	1	2

Interest received and other financial receipts	347	546

Interest paid and other financial payments	-672	-527

Income taxes paid	-1 334	-1 694

Payments out of provisions and other net cash movements in non-current liabilities	-847	-1 181

Change in inventories and trade receivables less trade payables	-1 809	-1 928

Change in other net current assets and other operating cash flow items	1 098	1 943

Net cash flows from operating activities from continuing operations	13 426	11 673

Purchases of property, plant and equipment	-808	-654

Non-IFRS measure free cash flow from continuing operations	12 618	11 019

Non-IFRS measure free cash flow from discontinued operations [1]		19

Total non-IFRS measure free cash flow	12 618	11 038

[1] In the first nine months of 2023, the free cash flow from discontinued operations was a cash inflow of USD 19 million consisting of USD 238 million net cash inflows from operating activities from discontinued operations, less purchases of property, plant and equipment by discontinued operations of USD 219 million.

Additional information
Net debt
Condensed consolidated changes in net debt
Third quarter
(USD millions)	Q3 2024	Q3 2023 [1]

Net change in cash and cash equivalents	5 706	1 520

Change in marketable securities, commodities, time deposits, financial debts and derivatives financial instruments	-3 242	3 023

Change in net debt	2 464	4 543

Net debt at July 1	-18 760	-15 374

Net debt at September 30	-16 296	-10 831

[1] Excluding net debt related to discontinued operations
Nine months to September 30
(USD millions)	9M 2024	9M 2023 [1]

Net change in cash and cash equivalents	216	4 888

Change in marketable securities, commodities, time deposits, financial debts and derivatives financial instruments	-6 329	-8 474

Change in net debt	-6 113	-3 586

Net debt at January 1	-10 183	-7 245

Net debt at September 30	-16 296	-10 831

[1] Excluding net debt related to discontinued operations
Components of net debt
(USD millions)	Sep 30, 2024	Dec 31, 2023	Sep 30, 2023 [1]

Non-current financial debts	-23 750	-18 436	-18 068

Current financial debts and derivative financial instruments	-6 566	-6 175	-5 458

Total financial debts	-30 316	-24 611	-23 526

Less liquidity

Cash and cash equivalents	13 609	13 393	12 405

Marketable securities, commodities, time deposits and derivative financial instruments	411	1 035	290

Total liquidity	14 020	14 428	12 695

Net debt at end of period	-16 296	-10 183	-10 831

[1] Excluding net debt related to discontinued operations
Share information
	Sep 30, 2024	Sep 30, 2023

Number of shares outstanding	1 999 270 033	2 055 460 483

Registered share price (CHF)	97.15	93.87

ADR price (USD)	115.02	101.86

Market capitalization (USD billions) [1]	230.7	211.7

Market capitalization (CHF billions) [1]	194.2	192.9

[1] Market capitalization is calculated based on the number of shares outstanding (excluding treasury shares). Market capitalization in USD is based on the market capitalization in CHF converted at the quarter end CHF/USD exchange rate.

Effects of currency fluctuations
Principal currency translation rates
(USD per unit)	Average rates Q3 2024	Average rates Q3 2023	Average rates 9M 2024	Average rates 9M 2023	Period-end rates Sep 30, 2024	Period-end rates Sep 30, 2023

1 CHF	1.155	1.132	1.135	1.109	1.188	1.097

1 CNY	0.140	0.138	0.139	0.142	0.143	0.137

1 EUR	1.099	1.088	1.087	1.084	1.117	1.059

1 GBP	1.300	1.266	1.277	1.244	1.339	1.224

100 JPY	0.672	0.692	0.662	0.726	0.704	0.672

100 RUB	1.119	1.063	1.107	1.221	1.072	1.031

Currency impact on key figures
The following table provides a summary of the currency impact on key Company figures due to their conversion into US dollars, the Company’s reporting currency, of the financial data from entities reporting in non-US dollars. Constant currency (cc) calculations apply the exchange rates of the prior year period to the current period financial data for entities reporting in non-US dollars.
Third quarter
	Change in USD % Q3 2024	Change in constant currencies % Q3 2024	Percentage point currency impact Q3 2024

Net sales from continuing operations	9	10	-1

Operating income from continuing operations	106	123	-17

Net income from continuing operations	111	121	-10

Basic earnings per share (USD) from continuing operations	116	127	-11

Core operating income from continuing operations	17	20	-3

Core net income from continuing operations	15	17	-2

Core basic earnings per share (USD) from continuing operations	18	20	-2

Nine months to September 30
	Change in USD % 9M 2024	Change in constant currencies % 9M 2024	Percentage point currency impact 9M 2024

Net sales from continuing operations	9	11	-2

Operating income from continuing operations	53	61	-8

Net income from continuing operations	54	62	-8

Basic earnings per share (USD) from continuing operations	58	67	-9

Core operating income from continuing operations	17	20	-3

Core net income from continuing operations	15	18	-3

Core basic earnings per share (USD) from continuing operations	18	21	-3

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “may,” “can,” “will,” “continue,” “ongoing,” “grow,” “launch,” “expect,” “deliver,” “focus,” “address,” “accelerate,” “deliver,” “remain,” “scaling,” “guidance,” “outlook,” “long-term,” “priority,” “potential,” “momentum,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding results of ongoing clinical trials; or regarding potential future, pending or announced transactions; regarding potential future sales or earnings; or by discussions of strategy, plans, expectations or intentions, including discussions regarding our continued investment into new R&D capabilities and manufacturing; or regarding our capital structure; or regarding the consequences of the spin-off of Sandoz and our transformation into a “pure-play” innovative medicines company. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. There can be no guarantee that the investigational or approved products described in this press release will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. Neither can there be any guarantee expected benefits or synergies from the transactions described in this press release will be achieved in the expected timeframe, or at all. In particular, our expectations could be affected by, among other things: uncertainties regarding the success of key products, commercial priorities and strategy; uncertainties in the research and development of new products, including clinical trial results and additional analysis of existing clinical data; uncertainties regarding the use of new and disruptive technologies, including artificial intelligence; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding our ability to realize the strategic benefits, operational efficiencies or opportunities expected from our external business opportunities; our ability to realize the intended benefits of our separation of Sandoz into a new publicly traded standalone company; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; uncertainties in the development or adoption of potentially transformational digital technologies and business models; uncertainties surrounding the implementation of our new IT projects and systems; uncertainties regarding potential significant breaches of information security or disruptions of our information technology systems; uncertainties regarding actual or potential legal proceedings, including regulatory actions or delays or government regulation related to the products and pipeline products described in this press release; safety, quality, data integrity, or manufacturing issues; our performance on and ability to comply with environmental, social and governance measures and requirements; major political, macroeconomic and business developments, including impact of the war in certain parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s most recently filed Form 20-F and in subsequent reports filed with, or furnished to, the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.
All product names appearing in italics are trademarks owned by or licensed to Novartis.

About Novartis
Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 250 million people worldwide.
Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X/Twitter and Instagram.
Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 9:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.
Detailed financial results accompanying this press release are included in the condensed interim financial report at the link below. Additional information is provided on our business and pipeline of selected compounds in late-stage development. A copy of today’s earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.
Important dates
November 20-21, 2024
Meet Novartis Management 2024 (London, UK)
December 9, 2024
Impact & Sustainability annual investor event (virtual)
January 31, 2025
Fourth quarter & full year 2024 results